Form 20-F
period 2010-09-30
Genterra Capital Inc.
filed 2011-04-15
CIK 1494706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2010

OR

☒ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from: January 1, 2010 to September 30, 2010

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not Applicable

Commission file number: 000-54113

Genterra Capital Inc.
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

106 Avenue Road, Toronto, Ontario Canada, M5R 2H3
(Address of principal executive offices)

Stan Abramowitz; 416.920.0500, Chief Financial Officer, Fax:416.920.7851
106 Avenue Road, Toronto, Ontario Canada, M5R 2H3
(Name, Telephone, E-mail and/ or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

Class A Preference Shares; without par value

Class B Preference Shares; without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the transitional report:

Common Shares	9,389,013

Class A Preference Shares	326,000

Class B Preference Shares	26,271,340

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards ☐	Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17 ☒             Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

UNLESS OTHERWISE NOTED, THE DOLLAR AMOUNTS CONTAINED IN THIS REPORT ARE IN CANADIAN CURRENCY ($1 CDN = $0.9732 U.S. AT March 11, 2011) AND ARE PRESENTED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA.

Historic rates of exchange appear in Part I, Item 3 of this report.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.  KEY INFORMATION.

A. Selected Financial Data

                        (All Figures in Canadian Dollars)

SUMMARY OF OPERATING DATA

	9 Month Transitional Period Ended September 30,	Fiscal Year Ended December 31
	2010	2009	2008	2007	2006
Revenue	$2,441,940	$3,087,501	$3,164,545	$3,334,158	$3,873,935
Earnings (loss) from operations	$(408,955)	94,681	1,219,250	(1,796,628)	398,745
Earnings (loss) from continuing operations	$(367,797)	(23,096)	1,520,560	5,388,186	(6,084,941)
Earnings (loss) per share from continuing operations
Basic	$(0.06)	$(0.04)	$0.14	$0.52	$(0.59)
Diluted	$(0.06)	$(0.04)	$0.13	$0.52	$(0.59)
Earnings (loss) from discontinued operations	$42,100	$42,050	$-	$(1,186,997)	$(1,343,646)
Earnings (loss) per share from discontinued operations
Basic	$0.01	$0.00	$0.00	$(0.11)	$(0.13)
Diluted	$0.01	$0.00	$0.00	$(0.11)	$(0.13)
Net earnings (loss)	$(325,697)	$18,954	$1,520,560	$4,201,189	$(7,428,587)
Earnings (loss) per share
Basic	$(0.05)	$(0.04)	$0.14	$0.41	$(0.72)
Diluted	$(0.05)	$(0.04)	$0.13	$0.41	$(0.72)

	September 30,	December 31,
	2010	2009	2008	2007	2006
Total Assets:	$34,193,830	$39,797,815	$39,454,556	$40,757,073	$48,368,025
Working Capital:	19,917,000	23,465,777	26,786,863	26,053,722	19,863,476
Long term debt:	3,065,949	3,368,619	3,662,939	4,004,987	4,480,556
Retractable preference shares	5,044,336	5,383,019	4,991,819	-	-
Dividends declared per equity share:	-	-	-	-	-
Shareholders' Equity:	$24,352,467	$27,855,443	$28,152,915	$32,765,006	$28,105,493

Exchange Rates.

In this Transitional Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

The following table sets forth the exchange rates for the Canadian Dollar at the end of the transitional period ended September 30, 2010 and each of the four fiscal periods ended December 31, 2009, 2008, 2007, and 2006, the average rates for the period and the range of high and low rates for the period. The data for March 11, 2011 and for each month during the most recent six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

U.S. Dollar/Canadian Dollar

		Low	High
February 2011		0.9876	0.9737
January 2011		1.0020	0.9864
December 2010		1.0081	1.0004
November 2010		1.0266	1.0012
October 2010		1.0321	1.0028
September 2010		1.0520	1.0219

	Average
Transitional Period Ended September 30, 2010	1.05
Fiscal Year Ended December 31, 2009	1.14
Fiscal Year Ended December 31, 2008	1.07
Fiscal Year Ended December 31, 2007	1.09
Fiscal Year Ended December 31, 2006	1.12

On March 11, 2011 the exchange rate for Canadian dollars/US dollars was 0.9732, based on the noon buying rate in New York City as reported by the Federal Reserve Bank of New York.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable

D.  Risk factors

The Company is subject to a number of broad risks and uncertainties including general economic conditions.  In addition to these broad business risks, the Company has specific risks that it faces, the most significant of which are detailed below.

Real Property Investments Tend to be Relatively Illiquid and Could Affect Our Need to Maintain Liquidity and Financial Condition Which May Have A Material Adverse Effect On Our Business, Financial Condition and Results of Operations.

All real property investments are subject to elements of risk.  Such risks include general economic conditions, local real estate market conditions, demand for real property generally and in the local area, competition for other available premises and various other risk factors.

Real property investments tend to be relatively illiquid, with the degree of liquidity generally fluctuating in relation to demand for and the perceived desirability of such investments.  Such illiquidity may tend to limit the Company’s ability to vary its portfolio promptly in response to changing economic or investment conditions.  If a property was to incur a vacancy either by the continued default of a tenant under its lease or the expiration of a lease, and if the vacancy was to continue for a long period of time and the Company was required to liquidate one or all of its real property investments, the resale of the property or properties could be diminished and the proceeds to the Company might be significantly less than the aggregate value of its properties on a going concern basis. This could have a material adverse effect on our business, financial condition and results of operations.

Loss Of Tenants Could Affect Leasing Flexibility, Reduce Our Revenue, Net Income And Financial Condition.

The relocation by an existing tenant could adversely affect the Company’s ability to generate income.  The property located at Wendell Avenue, Toronto, Ontario is a multi-tenant facility with 55.6% of the building occupied by one tenant. The balance of the building is occupied by smaller tenants.  In the event that one or more of these tenants was to vacate their unit the Company may find it difficult to provide appropriate space to prospective tenants. This could have an adverse effect on our financial performance through reduced revenues and cash flows which in turn may affect our ability to satisfy our debt service obligations.

We Have Large Single Purpose Tenants And Are Dependent On Them For A Large Portion Of Our Rental Revenue, So Our Success Is Dependent On Their Financial Stability And Continuation Of Their Leases.

The need to renew and release upon lease expiration is no different for the Company than it is for any other real estate portfolio. Properties that are single tenant occupied, in particular the properties located at Dobbie Drive, Cambridge, Ontario, and Glendale Avenue North, Hamilton, Ontario, with their large single purpose tenant, have tenant specific leasehold improvements.

These two properties, which are both leased to Cambridge, together account for 15% and 20% of the Company’s assets and rental revenue, respectively, and therefore constitute a significant credit concentration. The term for both leases expire in June 2011. In the event that the Company was to lose this tenant, or the tenant was unable to pay its rent as it becomes due, and the Company is not successful in replacing it with a similar tenant, this would have a significant impact on the Company’s revenue, financial condition and ability to satisfy its debt service obligations.  In addition, a significant amount of demolition could be required to remove tenant specific leasehold improvements. Accordingly this credit concentration could be considered a risk factor.

We Are Dependent On Our Tenants For A Large Portion Of Our Revenue So Our Cash Flow And Accordingly Our Success Is Dependent On The Financial Stability Of Our Tenants.

The effect of negative economic and other conditions on tenants, the impact on their ability to make lease payments and the resulting impact on property cash flows could be considered a risk.  For the most part, the Company’s tenants are suppliers to the retail market and therefore are vulnerable to adverse economic conditions that impact retail sales. To the extent that any one of the Company's tenants is negatively impacted by such a change in economic conditions and is no longer able to meet its rental obligations, this could impact the Company as expenditures, including property taxes, capital repair and replacement costs, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership regardless of whether the property is producing any income. In addition, if the Company is unable to meet mortgage payments on its properties, loss could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure and sale. If a lease is terminated, we cannot be certain that we will be able to lease the property for the rent previously received or sell the property without incurring a loss.

The Company May Not Be Able To Renegotiate Financing Terms As They Come Due Which Could Affect Our Liquidity And Financial Condition.

We cannot be certain that the Company will be able to successfully renegotiate mortgage financing on favourable terms on the various properties as the existing mortgages fall due. This could impact our liquidity, financial condition and our ability to meet working capital requirements.

General Uninsured Losses May Result In The Company Losing Its Investment In And Cash Flows From Properties And Could Reduce Our Net Income.

The Company carries comprehensive general liability for fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties.  There are however certain types of risks (generally of a catastrophic nature such as wars or environmental contamination) that are either uninsurable or not insurable on an economically viable basis.  Should an uninsured or underinsured loss occur, the value of our assets will be reduced by such uninsured loss. In addition, the Company could lose its investment in and anticipated revenues, profits and cash flows from one or more of its properties, but the Company would continue to be obliged to repay any recourse mortgage indebtedness on such property which in turn will reduce our net income. Accordingly an uninsured or underinsured loss could impact our financial condition.

Environmental Legislation And Contamination May Affect Our Operating Results And Our Ability To Borrow Against Or Sell Real Estate.

Environmental legislation and policies has become an increasingly important feature of real property ownership and management in recent years.  Under various laws, property owners could become liable for the costs of effecting remedial work necessitated by the release, deposit or presence of certain materials, including hazardous or toxic substances and, accordingly, environmental contamination could be considered a risk factor. the Company’s tenants include companies in the textile manufacturing business which represents a potential environmental risk. In addition, the migration of third party offsite contamination to one of the Company’s properties could be considered a risk.  The failure by the Company to affect any necessary remedial work may adversely affect the Company’s ability to sell real estate or to borrow using the real estate as collateral and could result in claims against the Company.  The cost of defending against claims of liability, complying with environmental regulatory requirements, or remediating any contaminated property could materially adversely affect the business, assets or results of operations of the Company. The Company has introduced an environmental maintenance program to oversee the Company’s compliance with Ministry of the Environment guidelines.

Uncertain Return On Short-Term Investments Could Have A Material Adverse Effect On Our Business, Financial Condition And Results Of Operations.

The Company’s return on its short-term investments will be contingent upon the performance of its various investment managers and the public financial markets. Difficult market and economic conditions may adversely affect our business and profitability. Our revenues and profitability are likely to decline during periods of poor performance of our investment managers and the public financial markets. The financial markets are by their nature risky and volatile and are directly affected by many factors that are beyond our control. Our operations may suffer to the extent that ongoing market volatility of the recent past was to persist which could adversely affect our financial condition and cash flow.

Cash Deposits Held At Banks May Exceed The Amounts Of Insurance Provided On Such Deposits  And Any Loss Arising There From Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. If we were to suffer a loss as a result of a failure of one of these Banks and the insurance provided thereon was insufficient to cover the amount of the deposit our operations may suffer. This could adversely affect our financial condition and cash flow.

Adverse Currency Fluctuations on Cash Deposits Held In Foreign Denominated Currencies Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

Currency risk is the risk that a negative variation in exchange rates between the Canadian Dollar and foreign currencies will affect the Company’s operating and financial results. If the Company holds funds denominated in a foreign currency and the value of this currency experiences a negative fluctuation due to a change in exchange rates this could have a material adverse affect on our business, financial condition and results of operations.

Declines In Invested Amounts As A Result Of Changes In Prevailing Interest Rates Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. Some of the cash, cash equivalents and securities that the Company may invest in are subject to interest rate risk. This means that an adverse change in prevailing interest rates may cause the principal amount of the investment to fluctuate and the amount of the investment to decline. Such a decline could have a material adverse affect on our business, financial condition and results of operations.

Third Party Valuation Risk Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.
The valuations of private investment Limite Partnerships rely on third party financial inputs of the underlying securities. If the financial inputs of the underlying securities were directly verifiable, there is risk that the reported fair values may differ.

The Anticipated Benefits Of The Amalgamation Are Contingent On The Successful Integration Of The Operations Of Genterra Inc. (‘Genterra”) And Consolidated Mercantile Incorporated (“CMI”).

The success of the Amalgamation will depend, in part, on the ability of the Company to realize the anticipated synergies and growth opportunities from integrating Genterra’s and CMI's businesses. The Company’s success in realizing these benefits, beyond the savings in public company and administration costs to be realized from eliminating one public company, and the timing of this realization depends upon the successful integration of the operations of Genterra and CMI. We cannot assure that the Amalgamation will result in the realization of the full benefits we anticipate.

Our Need To Maintain Liquidity And Financial Condition Could Be Adversely Affected By Market And Economic Conditions.

A liquidity risk arises from the Company’s management of working capital and principal repayments on its debt obligations to avoid difficulty in meeting its financial obligations as they become due. Liquidity is essential to our business and may be impaired by circumstances that we may be unable to control, such as general market disruption or an operational problem which in turn could affect our financial condition and ability to satisfy debt service obligations.

The Company Has No Experience Operating As An Investment Company And, If Required To Register As An Investment Company Under The United States Investment Company Act Of 1940, As Amended (The "Company Act"), We Would Find This Process Both Costly and Challenging.

With the successful completion of the Amalgamation we do not believe that we will be an investment company under the Company Act, by virtue of Rule 3A-1. Rule 3A-1 provides that an issuer will not be considered an investment company if no more than 45% of the value of its total assets (exclusive of cash items and government securities) consists of, and no more than 45% of its net income after taxes is derived from, certain securities. In order to continue to meet the requirements of Rule 3A-1, we will be required to analyze our assets and financial statements on a continuous basis in order to identify any potential problems including the need to reallocate working capital assets into cash and cash items.  This analysis and reallocation will obviously increase our cost of operations, and may from time to time require the retention of legal and accounting experts in order to address any problems identified by such analysis.  Should we not be able to continue to qualify for the applicable exclusion, the Company may be required to register as an investment company under the Company Act.   In such an event, substantial work on our part will be required to implement appropriate reporting and compliance processes as required by the Company Act.  The significant changes to our operations would include retaining a registered investment adviser, registered under the United States Investment Advisers Act of 1940, as amended, to manage the Company's portfolio and adopting a series of compliance documents to ensure compliance.  Such modifications could result in a complete change in the Company's operations, and, further, may require a new investment decision to be made by the Company's shareholders.  In order to do so, the Company may be required to file appropriate documentation with the Securities and Exchange Commission and there is no guarantee that all shareholders would approve of the change. Finally, the failure to comply properly with SEC laws, rules and regulations could result in significant fines and other penalties, resulting in a material negative impact on the Company.

We have no experience operating as an investment company and to do so is costly and challenging, and could materially hinder our ability to operate as a public company.

The Company’s Common Stock May Be Deemed To Be A “Penny Stock” Which May Make It More Difficult For Investors To Sell Their Shares Due To Suitability Requirements.

Our common stock may be deemed to be “penny stock” as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline.

Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor.

It May Be Difficult To Sell Shares Of The Company Because Of The Limited Trading Volume.

Historically, the securities of Genterra and CMI have experienced a very limited trading volume.  As a result there may be less coverage by security analysts, the trading price may be lower, and it may be more difficult for our stockholders to dispose of our securities.

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

Consolidated Mercantile Incorporated
The Company was incorporated on August 12, 1940 under the Companies Act of the Province of Ontario under the name of “Erie Flooring and Wood Products Limited”.  It became a public company on December 2, 1948, changed its name to “Erie Diversified Industries Ltd.” on December 5, 1968, changed its name to “Lambda Mercantile Corporation Ltd.” on August 10, 1973 and changed its name to “Consolidated Mercantile Corporation” on September 30, 1987.

By Certificate and Articles of Amalgamation filed pursuant to the Business Corporation Act (Ontario) and effective on December 30, 1994, Consolidated Mercantile Corporation amalgamated with Lam-Tar Inc. and continued as Consolidated Mercantile Corporation.  On October 22, 1998, Consolidated Mercantile Corporation changed its name to “Consolidated Mercantile Incorporated”.

Historically, the Company has been a management holding company which effected its strategy through investment in, management of and merchant banking to its core strategic industries, including furniture, packaging, and finance, with the objective of creating added value to the Company and its shareholders.

Over the past number of years, the Company’s investment interests in both Polyair Inter Pack Inc. (“Polyair”) - a manufacturer of protective packaging products, and Distinctive Designs Furniture Inc. (“Distinctive”) - a manufacturer of furniture, incurred substantial operating losses.  During this period, management of the Company spent considerable time and effort in assisting these business units in restructuring their operations and enhancing their ability to be more competitive in their respective industries.  These efforts provided the Company with the opportunity to maximize shareholder value, culminating in the December 2007 sale of both units.

Since the time of sale of both Polyair and Distinctive, the Company with its strengthened financial and management resources has sought out new long-term strategic acquisitions. In keeping with its history of being primarily engaged in the business of investing in and managing of majority owned operating companies, management continued to seek out target acquisitions that they believed would offer future growth and added value to the Company, and its shareholders. As part of this process, the CMI's Board of Directors determined that an amalgamation with Genterra to form Genterra Capital Inc.(“GCI”) would be in the best interests of the Company.

Genterra Inc.
Genterra was a real estate holding and management company which was created by the amalgamation of Mirtronics Inc. (“Mirtronics”) and Genterra Investment Corporation (“Genterra Investment”) by Articles of Amalgamation filed December 31, 2003.

Mirtronics was incorporated under the Business Corporations Act (Ontario) by Articles of Incorporation dated March 20, 1985 as 618417 Ontario Limited. By Articles of Amendment dated April 30, 1985 the name was changed to Mirtone International Inc. By Articles of Amendment dated February 2, 1988 the name was changed to International Mirtone Inc. and the company was recapitalized. By Articles of Amendment dated February 21, 1990 the name was changed to Mirtronics Inc. and the company was further recapitalized.

Genterra Investment was formed under the laws of the Province of Ontario by Articles of Amalgamation dated April 30, 1999 amalgamating Genterra Capital Incorporated and Unavest Capital Corp. under the name Genterra Investment Corporation. Genterra Capital Incorporated was formed by Articles of Amalgamation dated February 28, 1997 amalgamating Genterra Capital Corporation, First Corporate Capital Inc. and Mutec Equities Ltd. Genterra Capital Corporation was formed by Articles of Amalgamation dated August 31, 1995 amalgamating Equican Capital Corporation, Wendelleo Realty Inc. and Glendale Realty Holdings Inc. Equican Capital Corporation was formed by Articles of Amalgamation dated December 4, 1987.

Genterra Capital Inc.
On February 25, 2010 the shareholders of Genterra Inc. and Consolidated Mercantile Incorporated adopted Special Resolutions authorizing the proposed amalgamation of the two companies to continue as an amalgamated company under the name Genterra Capital Inc. The amalgamation became effective on May 10, 2010 (the “Amalgamation”).

B.  BUSINESS OVERVIEW

The Company’s real estate investments are primarily in Canada within the Southern Ontario region. Real estate investments are primarily in industrial commercial real estate and financed through equity and commercial/institutional first mortgages. The properties are managed by the Company in conjunction with third party property managers. Properties are acquired for both income and capital gain appreciation. The Company primarily acquires property that provides cash flow coverage for financing purposes that may or may not provide a return on equity in the short term and with possible long-term capital gain.

The Company also invests its surplus cash reserves in a combination of cash and liquid marketable securities with risk-adjusted returns.

Business Conditions

Other than as described under Item 3 D. Risk Factors, the Company is not aware of any other distinctive or special characteristics of its operation or industry or those of its subsidiaries or affiliates which may have a material impact on future financial performance or of any material country risks which could materially affect operations of the Company or its subsidiary or affiliated corporations.

Plan of Operations

The Board of Directors believe that with the successful completion of the Amalgamation, the Company’s strengthened balance sheet will allow it to analyse larger potential investments. In the interim, the Company’s working capital is held in a combination of cash and liquid marketable securities with risk-adjusted returns.

In keeping with its history of being primarily engaged in the business of investing in and managing of majority owned operating companies, management continues to seek target acquisitions that they believe will offer future growth and added value to the Company and its shareholders. This includes an ongoing review of the Company’s income producing real estate portfolio to best position it to suit our business objectives and to capitalize on favorable market conditions, which included the sale in January 2011 of the Company’s property located at 1095 Stellar Drive, Newmarket, Ontario.

C.  ORGANIZATIONAL STRUCTURE

The Company's  investments are comprised of a 100% interest in:

Rallets Realty Inc.
Ninety Ontario Street Inc.
127627 Ontario Limited
767705 Ontario Limited
and 2041804 Ontario Inc.

D.  PROPERTY, PLANTS AND EQUIPMENT.

The Company

The Company's head office, shared with a number of other corporations, is located at 106 Avenue Road, Toronto, Ontario, Canada, M5R 2H3. The Company's cost of its head office facilities is borne, on a pro-rata basis, as part of the management fees charged by the Company to its subsidiaries and investment interests for providing management services to such entities.

The Company’s real estate investments are in Canada within the Southern Ontario region. Real estate investments are primarily in  industrial  commercial real estate and financed through equity and commercial/institutional first mortgages. The  properties  are managed by GCI in conjunction with third party property managers. Properties are acquired for both income and capital gain appreciation. GCI primarily acquires property that provides cash flow coverage for financing purposes that may or may not provide a return on equity in the short term and with possible long term capital gain.

The Company manages all of its properties and hires outside contractors to perform physical maintenance of the properties. There is no specific policy as to the amount or percentage of assets which are invested in any specific property.

The real estate properties consist of the following:

Property	Character	Ownership	Occupancy	Number of tenants occupying more than 10% of the building	Business carried on from the building	Average effective rental per square foot
140 Wendell Avenue Toronto, Ontario	Commercial	100% owned - Mortgage of $2,371,656 @ Sept 30, 2010	2008 - 82% 2009 - 86% 2010 - 100%	Two	Warehousing and Insurance Agency	$8.92
		100% owned -	2008 - 100%
200 Glendale Avenue N.,		Mortgage of $57,383	2009 - 100%
Hamilton, Ontario	Commercial	@ Sept 30, 2010	2010 - 100%	One	Warehousing	$0.70
			2008 - 100%
450 Dobbie Drive,		100 % owned - Clear	2009 - 100%
Cambridge, Ontario	Commercial	Title	2010 - 100%	One	Manufacturer of Towels	$2.25
		100% owned	2008 - 100%
1095 Stellar Drive,		Mortgage of $636,910	2009 - 94%		Health Club and
Newmarket, Ontario	Commercial	@ Sept 30, 2010	2010 - 78%	One	Chiropracter	$7.60
			2008 - 96%
90 Ontario Street,		100% owned -Clear	2009 - 97%		Artistic Studios and
Toronto, Ontario	Commercial	Title	2010 - 95%	None	Small Businesses	$14.59

Lease Expires Before	Number of Tenants	Square Footage	Annual Basic Rental	Percentage of Annual Rental
September 30, 2011	27	443,870	935,795	44.04
September 30, 2012	29	25,086	331,266	15.59
September 30, 2013
September 30, 2014	2	61,626	181,453	8.54
September 30, 2015	1	15,921	79,605	3.75
September 30, 2016	1	113,432	596,503	28.08
September 30, 2017
September 30, 2018
September 30, 2019
September 30, 2020

**
2011 represents 25 tenants at 90 Ontario Street, 1 tenant at 200 Glendale Avenue and 1 tenant at 450 Dobbie Drive
2012 represents 29 tenants at 90 Ontario Street
2014 represents 2 tenants at 140 Wendell Avenue
2015 represents 1 tenant at 1095 Stellar Drive (see note below)
2016 represents 1 tenant at 140 Wendell Avenue.

Note: The property located at 1095 Stellar Drive, Newmarket, Ontario was sold by the Company in January 2011 and the outstanding mortgage thereon was repaid.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following table sets forth items derived from the consolidated statements of operations for the nine month transitional period ended September 30, 2010, and the years ended December 31, 2009 and December 31, 2008 prepared in accordance with US GAAP:

As noted previously, the Company changed its year end to September 30 from December 31.  Accordingly, the foregoing discussion compares the nine month period ended September 30, 2010 to the years ended December 31, 2009 and December 31, 2008.

(In thousands of dollars)	Nine Month Transitional Period ended September 30	Year Ended December 31,
	2010	2009	2008
Rental revenue	$2,442	$3,088	$3,165
Investment revenue	388	444	232
Total revenue	2,830	3,532	3,397
Impairment loss on notes receivable	(300)	(19)	(59)
Expenses	(2,851)	(2,993)	(1,945)
Earnings (loss) before income taxes	(321)	520	1,393
Income taxes	(47)	(543)	128
Earnings (loss) from continuing operations	(368)	(23)	1,521
Gain from discontinued operations	42	42	-
Net earnings (loss)	$(326)	$19	$1,521

Transitional Period ended September 30, 2010 Compared to Fiscal Year Ended December 31, 2009

Revenue.  Net revenue from rental and investments for the transitional period ended September 30, 2010 was $2,830,239 compared to $3,531,465 for the year ended December 31, 2009. Revenue for the transitional period ended September 30, 2010 includes rental revenue of $2,441,940, net interest income on cash and cash equivalents of $137,131 and earnings from investments of $251,168. Revenue for the year ended December 31, 2009 includes rental revenue of $3,087,501, net interest income on cash and cash equivalents of $197,854 and earnings from investments of $246,110.  The decrease in rental and interest revenue is due to the comparison of revenue for the nine month transitional period against the fiscal year ended December 31, 2009.  The increase in investment income is due to increased results achieved on the Company’s investments during the period.

Administrative and General Expenses.   Administrative and general expenses for the transitional period ended September 30, 2010 and the twelve months ended December 31, 2009 were $1,035,325 and $1,077,484 respectively. Administrative and general expenses normally include fees for management and administrative services, legal and audit fees and public company shareholder costs.  The proportional increase in administrative and general expenses is primarily due to additional legal and administrative expenses incurred during the 2010 period.

Gain (loss) on Foreign Exchange. During the period under review the Company held minimal funds denominated in United States dollars.

Rental Real Estate Operating Expenses. Rental real estate operating expenses for the nine month transitional period ended September  30, 2010 were $1,333,724.   This compares to $1,675,833 for the year ended December 31, 2009. The decrease in rental real estate operating expenses is due to the comparison of expenses for the nine month transitional period against the fiscal year ended December 31, 2009.

Other Expenses. The Company incurred interest on long term debt of $108,902 for the nine month transitional period ended September 30, 2010. Amortization for the nine month transitional period ended September 30, 2010 was $370,560. This compares to interest on long term debt of $163,810 and amortization of $525,647 for the year ended December 31, 2009. The decrease in interest on long term debt  and amortization expense is due to the comparison of expenses for the nine month transitional period against the fiscal year ended December 31, 2009.

Income Tax Provision. The effective tax rate for the transitional period ended September 30, 2010 and the year ended December 31, 2009 was (14.6%) and 104.4% respectively. The difference between the Company’s statutory tax rate and its effective tax rate during the period is due to permanent differences primarily associated with the tax treatment of dividends on retractable preference shares, the tax treatment of capital transactions and a valuation allowance provided against certain future tax benefits. The 2009 difference also includes the effect of the reassessment relating to the tax treatment of a prior year capital gain transaction.

Discontinued Operations. During the transitional period ended September 30, 2010 the Company recognized a deferred gain of $42,100 (2009 - $42,050) from the 2007 sale of its investment interest in Distinctive.

Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, commencing in January 2009.  This note is only due and payable in any given year if Distinctive continues its business.  Over the past number of years Distinctive incurred substantial operating losses. Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believes a reserve is appropriate. As a result, the Company has provided a reserve against the accretion interest on this discounted note for the nine months ended September 30, 2010 of $51,230 compared to $54,818 for the year ended December 31, 2009.

Net Earnings (Loss).  Net loss for the transitional period ended September 30, 2010 was $325,697 as compared to a net earnings of $18,954 for the year ended December 31, 2009.

Fiscal Year Ended December 31, 2009 Compared To Fiscal Year Ended December 31, 2008

Revenue. Net revenue from rental and investments for the year ended December 31, 2009 was $3,531,465 compared to $3,396,201 for the year ended December 31, 2008. Revenue for the year ended December 31, 2009 includes rental revenue of $3,087,501, net interest income on cash and cash equivalents of $197,854 and earnings from investments of $246,110. Revenue for the year ended December 31, 2008 includes rental revenue of $3,164,545, net interest income on cash and cash equivalents of $652,196 and a loss from investments of $420,540. The decrease in interest income in 2009 is due to the substantial decrease in interest rates following the then current economic conditions and the resulting tightening in the credit markets.   Investment income increased during the 2009 period due to improved results achieved from the Company’s investments.

Administrative and General Expenses. Administrative and general expenses for the years ended December 31, 2009 and 2008 were $1,077,484 and $1,476,460 respectively. Administrative and general expenses normally include fees for management and administrative services, legal and audit fees, and public company shareholder costs.   The 2008 administrative and general expenses include a bonus paid to an officer of the Company.

Gain (loss) on Foreign Exchange.   Gain on foreign exchange for the year ended December 31, 2009 was $449,954 compared to gain on foreign exchange of $1,922,613 for the comparable 2008 period.  As at December 31, 2009 the Company held minimal funds denominated in United States dollars.  The gains in the 2009 and 2008 periods result from the effect on the Company’s U.S. Dollar holdings on hand at the time of the strengthening of the United States Dollar relative to the Canadian Dollar.

Income Tax Provision. The effective tax rate for the year ended December 31, 2009 and 2008 were 104.4% and (9.2%) respectively.  The difference between the Company’s statutory tax rate and its effective tax rate is primarily attributable to the permanent differences associated with non-deductible items, the tax treatment of capital gain transactions and the valuation allowance provided against certain future tax benefits. The 2009 expense includes the effect of a reassessment relating to the tax treatment of a prior year capital gain transaction.

Discontinued Operations. During the year ended December 31, 2009 the Company recognized a deferred gain of $42,050 from the 2007 sale of its investment interest in Distinctive.

Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual installments of $100,000, commencing in January 2009.  The first installment was received in April 2009.  This note is only due and payable in any given year if Distinctive continues its business.  Over the past number of years Distinctive incurred substantial operating losses. Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy. The second installment on the promissory note was received in February 2010.  As a result, the deferred gain on the sale of this investment has been adjusted and the balance has been set off against the impairment loss on note receivable resulting in a 2009 impairment loss of $18,676.  This compares to a loss of $58,675 for the comparable 2008 period.

Net Earnings. Net earnings for the year ended December 31, 2009 was $18,954 compared to net earnings of $1,520,560 in the comparable 2008 period. Net earnings for the year ended December 31, 2009 was impacted by the provision for interest on a reassessment of prior year taxes.  Net earnings for the year ended December 31, 2008 were impacted by the poor performance of the equity markets and the foreign exchange gain resulting from the strengthening of the United States Dollar.

Inflation. Inflation has not had a material impact on the results of the Company’s operations in its last quarter and is not anticipated to materially impact on the Company’s operations during its current fiscal year.

LIQUIDITY AND CAPITAL RESOURCES SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

The Company’s principal sources of liquidity are cash and cash equivalents on hand, marketable securities and cash flow from operations.

The Company's working capital amounted to $19.9 million at September 30, 2010 compared to $23.5 million at December 31, 2009. The ratio of current assets to current liabilities was 7.0:1 at September 30, 2010 and 6.0:1 at December 31, 2009. The increase in the ratio of current assets to current liabilities is due to the substantial decrease in current liabilities due to the payment of the income taxes from a reassessment of a prior year capital gain transaction.

During the transitional period ended September 30, 2010 the Company’s cash position decreased by approximately $4.7 million to $17.8 million from $22.5 million at December 31, 2009.  The net decrease was due to the following:

-
Operating Activities decreased cash by $848,979.  This was a result of $7,754 in cash generated  from operations and $856,733 of cash utilized in changes in non-cash components of working capital principally as a result of the payment of income taxes on the reassessment of a prior year;

-
Financing Activities decreased cash by $4,148,419.  During the period the Company exercised its right to redeem all of the issued and outstanding Class A preference shares at a total cost of $138,839, repaid long-term debt by $227,801, incurred $747,289 of transaction costs to effect the Amalgamation, paid a dividend on the Class A preference shares, series 1 of $645,212 and redeemed shares tendered by shareholders dissenting to the Amalgamation at a cost of $2,389,278.

-	Investing Activities increased cash by $285,725 as a result of the collection of $285,725 from notes receivable.

The Company anticipates that it will require approximately $2.8 million in order to meet its ongoing expected costs for the next twelve months. These costs include real estate operating expenses, fees for management and administrative services provided to the Company, legal and audit fees, financing expenses, public company shareholder costs and income taxes.  The Company expects to generate the revenue required in order to service these expenditures from rental revenue from existing leased real estate, finance and investment income.  The Company also has scheduled long-term debt repayments of approximately $2.5 million in the next twelve months. This includes approximately $2.4 million relating to a rental real estate mortgage loan, which matures in April 2011. The Company is working towards replacing this facility upon its maturity.  Cash flow from operations will be used to finance the other regularly scheduled debt repayments.

LIQUIDITY AND CAPITAL RESOURCES DECEMBER 31, 2009 COMPARED TO DECEMBER 31, 2008

The Company’s principal sources of liquidity are cash on hand, short-term investments and cash flow from operations.

The Company's working capital amounted to $23.5 million at December 31, 2009 compared to $26.8 million at December 31, 2008.  The ratio of current assets to current liabilities decreased to 6.0:1 at December 31, 2009 from 30.7:1 at December 31, 2008.  The substantial decrease in working capital and the ratio of current assets to current liabilities is a result of the inclusion in current liabilities of approximately $1.15 million relating to the reassessment of income taxes on a prior year capital gain transaction and the inclusion of mortgage repayments due in 2009 as a result of a upcoming maturity of a mortgage loan.

During the twelve months ended December 31, 2009 the Company’s cash position increased by approximately $1.5 million to $22.5 million from $21.0 million at December 31, 2008.  The net increase was due to the following:

-
Operating Activities increased cash by $993,597.  This was a result of $492,076 in cash generated from operations, including an unrealized loss of $405 on foreign exchange, and $501,521 of cash generated from changes in non-cash components of work capital;

-	Financing Activities decreased cash by $294,320 as a result of repayment of long term debt commitments.

-
Investing Activities increased cash by $796,302.  This was due to the repayment of notes receivable of $214,741, proceeds from the sale of marketable securities of $803,700, offset by expenditures on rental real estate properties of $222,139.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in the USA.  The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities.  Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances.  The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources.  Actual results, under conditions and circumstances different from those assumed, may differ from estimates.
The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations:

Deferred Income Taxes – The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for deferred tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities.  Consistent with this policy the Company recognizes future tax assets net of a valuation allowance, taking into account whether it is more likely than not that the recognized deferred tax assets will be realized.  Changes in future profitability of the Company may impact the realization of these deferred tax assets.

Impairment of Assets – Under US GAAP, the Company is required to write down to fair value an asset that is determined to have been impaired.  A significant portion of the Company’s assets consists of investments in rental real estate properties.  The fair value of investments in rental real estate properties is dependent upon anticipated future cash flows from operations over the anticipated holding period. In the event that the carrying value exceeds the cash flows expected to result from the direct use and eventual disposition of the property, impairment would be recognized.

Marketable securities – Certain short term investments in quoted equity securities are classified as available for sale securities which are required to be measured at fair market value. All other short term equity securities are classified as held for trading which are required to be measured at fair values.  Fair value is defined as the amount which a security could be bought or sold in a current transaction, other than in a forced or liquidation sale, between knowledgeable and willing parties in an arm-length transaction under no compulsion to act.  The best evidence of fair value is quoted bid or ask prices, as appropriate, in an active market.  Where bid or ask prices are unavailable, the closing price of the most recent transaction of that security is used.  Unrealized gains and losses, including changes in foreign exchange rates, are recognized in operations for the period

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements affecting the Company’s financial reporting under U.S.  GAAP are summarized below:

Business Combinations

The FASB has issued ASU 2010-29, Business Combinations (Topic 805): Disclosure of supplementary Pro Forma Information for Business Combinations. This ASU reflects the decision reached in EITF Issue No. 10-G.  The amendments in this ASU affect any public entity as defined by Topic 805, Business Combinations that enters into business combinations that are material on an individual or aggregate basis.  The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  The amendments also expand the supplemental pro forma disclosures to include a description of the nature and the amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.  Early adoption is permitted. It is not expected that these new standards will have a significant impact on the Company’s results of operations, financial position or disclosures.

Intangibles – Goodwill and Other

The FASB has issued ASU 2010-28, Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero of Negative Carrying Amounts.  This ASU reflects the decision reached in EITF Issue No 10-A.  The amendments in the ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist.  The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  For public entities, the amendment in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010.  Early adoption is not permitted. It is not expected that these new standards will have a significant impact on the Company’s results of operations, financial position or disclosures.

Compensation – Stock Compensation

The FASB has issued ASU No. 2010-13, Compensation- Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. This ASU codifies the consensus reached in EITF Issue No. 09-J, “Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades.” The amendments to the Codification clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity shares trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. It is not expected that these new standards will have a significant impact on the Company’s results of operations, financial position or disclosures.

Subsequent Events

The FASB has issued Accounting Standards Update (ASU) No. 2010-09, Subsequent Events (Topic 855):  Amendments to Certain Recognition and Disclosure Requirements. The amendments in the ASU remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. The FASB also clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. The FASB believes these amendments remove potential conflicts with the SEC’s literature.
In addition, the amendments in the ASU requires an entity that is a conduit bond obligor for conduit debt securities that are traded in a public market to evaluate subsequent events through the date of issuance of its financial statements and must disclose such date.
All of the amendments in the ASU were effective upon issuance (February 24, 2010) except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. It is not expected that these new standards will have a significant impact on the Company’s results of operations, financial position or disclosures.

Fair Value Measurement and Disclosures

The FASB has issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair value Measurements. This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASU 2010-06 amends Codification Subtopic 820-10 to now require:

•	A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and
•	In the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements.

In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures:

•
For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and

•	A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.

ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted. It is not expected that these new standards will have a significant impact on the Company’s results of operations, financial position or disclosures.

Conceptual Framework for Financial Reporting: Chapters 1: “The objective of General Purpose Financial Reporting” and Chapter 3: “Qualitative Characteristics of useful Financial Information”

The FASB and IASB have completed the first phase of their joint project to develop an improved conceptual framework for U.S. GAAP and IFRSs. This first phase of the conceptual framework deals with the objective and qualitative characteristics of financial reporting. The FASB and IASB have issued the following documents:

•
FASB Concepts Statement No. 8, Conceptual Framework for Financial Reporting: Chapter 1, “ The Objective of General Purpose Financial Reporting”, and Chapter 3, “Qualitative Characteristics of Useful Financial Information” – A Replacement of FASB Concepts Statements No. 1 and No. 2 ; and

•	The Conceptual Framework for Financial Reporting 2010.

The Objective of the conceptual framework project is to create a sound foundation for future accounting standards that are principles-based, internally consistent and internationally converged. The new framework builds on existing FASB and IASB frameworks.

IFRS ASSESSMENT AND CONVERSION PLAN

In February 2008, the CICA announced that Canadian generally accepted accounting principles for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of its 2012 fiscal year for which the current and comparative information will be prepared under IFRS. The Company is required to apply all of those IFRS standards which are effective for fiscal year ending September 30, 2012 and apply them to its opening October 1, 2010 balance sheet. Once completed, future regulatory filings with Canadian  and United States security regulators will be prepared under the new standards.

The Company’s IFRS implementation project consists of three primary phases which are being completed by a combination of in-house resources and an external consultant.

•
Initial diagnostic phase (“Phase I”) – Involves preparing a preliminary impact assessment to identify key areas that may be impacted by the transition to IFRS. Each potential impact identified during this phase is ranked as having a high, moderate or low impact on our financial reporting and the overall difficulty of the conversion effort.

•
Impact analysis, evaluation and solution development phase (“Phase II”) – Involves the selection of IFRS accounting policies by senior management and the review by the audit committee, the quantification of the impact of changes on our existing accounting policies on the opening IFRS balance sheet and the development of draft IFRS financial statements.

•
Implementation and review phase (“Phase III”) – Involves training key finance and other personnel and implementation of the required changes to our information systems and business policies and procedures. It will enable the Corporation to collect the financial information necessary to prepare IFRS financial statements and obtain audit committee approval of IFRS financial statements.  The differences as identified in Phase I and the Company’s proposed actions under Phase II are summarized in the following sections.

The Company has retained an external consultant to assist in establishing appropriate IFRS financial reporting expertise at all levels of the business. Key finance and operational staff have obtained sufficient knowledge to implement the project jointly with the consultant. The Company has also provided Audit Committee members with detailed project scoping, timelines and deliverables.  Based on matters brought to their attention the Audit Committee members will review the Audit Committee Charter and make changes to reflect the requirements for IFRS financial expertise if deemed to be necessary. The Audit Committee will continue to receive periodic presentations and project status updates from the external consultant and management.

The Company’s financial statements will have a different format upon transition to IFRS.  The components of a complete set of IFRS financial statements are: statement of financial position (balance sheet), statement of comprehensive income, statement of changes in equity, statement of cash flows, and notes including accounting policies. The income statement will be presented as a component of the statement of comprehensive income. The statement of financial position may be presented in ascending or descending order of liquidity. The income statement is classified by each major functional area – marketing, sales, research & development, administration, etc. or by nature of the items.

The Company does not expect that adoption of IFRS will have a pervasive impact on its present systems and processes. The Company expects to implement certain minor changes to the general ledger account descriptions as well as the calculation methodologies currently in use for certain specific financial statement areas such as asset impairment, share based compensation etc.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT and EMPLOYEES

A. The names of the directors, their positions with the Corporation, the year they become a director of the Corporation and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them is as follows:

Name	Principal Occupation	Director Since	Number of Shares Beneficially Held (1)

Fred A. Litwin, President	Executive, Forum Financial Corporation	May 10, 2010 (4)	3,609,290 Common
Ontario, Canada (5)

Stan Abramowitz, Secretary	Executive, Forum Financial Corporation	May 10, 2010 (4)	Nil
Ontario, Canada

Mark E. Dawber (2)(3)	Chartered Accountant & Consultant	May 10, 2010 (4)	Nil
Ontario, Canada

Alan Kornblum (2)(3)	President, Distinctive Designs	May 10, 2010 (4)	Nil
Ontario, Canada	Furniture Inc.

Sol D. Nayman (2)(3)(5)	President,	May 10, 2010 (4)	Nil
Ontario, Canada	S.D. Nayman Management Inc.

(1)	The information as to shares beneficially owned not being within the knowledge of the Corporation has been furnished by the respective directors individually.

(2)	Member of Audit Committee.

(3)	Member of Corporate Governance Committee.

(4)	On May 10, 2010, Consolidated Mercantile Incorporated and Genterra Inc. completed an amalgamation to form Genterra Capital Inc.

(5)
During the ten-year period prior to the date hereof, Fred A. Litwin and Sol D. Nayman were directors of Ntex Incorporated, which was subject to a cease trade order for failure to file financial statements.  The order was never revoked as Ntex Incorporated made an assignment in bankruptcy.

Management of the Company

The management and key personnel of the Company are as follows:

Fred Litwin - President and Director

Fred Litwin is the founder and chief executive officer of Forum Financial Corporation, a Toronto based Merchant Banking Group.  The companies encompass textile, homecare, real estate and finance related entities.  Fred has sat on the board of a number of public companies and is a member of the Mount Sinai Hospital Board of Directors. Mr. Litwin is the father of Mark Litwin, the vice president of the Company.

Stanley Abramowitz - Chief Financial Officer, Secretary and Director

Mr. Abramowitz has held the position of Chief Financial Officer of both Genterra and CMI (or their predecessor corporations) since 1989.  Mr. Abramowitz is also the Secretary and Chief Financial Officer of Forum Financial Corporation, a position he has held since 1989.  Prior to 1989, Mr. Abramowitz worked in the accounting profession.  Mr. Abramowitz has B.Acc and B.Comm degrees from the University of Witwatersrand, South Africa and is a Chartered Accountant.

Mark Dawber - Director

Mark E. Dawber is a Chartered Accountant and Consultant.  Prior to that, Mr. Dawber was a Client Service Partner at BDO Dunwoody, LLP from 1999 to 2000 and was a Partner at Moore Stephens Hyde Houghton (“MSHH”) from 1970 to 1998 and Managing Partner of the Toronto Office of MSHH from 1990 to 1998 until the merger with BDO Dunwoody, LLP.  Mr. Dawber has over 35 years of experience in the accounting industry and is a Fellow of the Institute of Chartered Accountants of Ontario.

Sol Nayman - Director

Sol Nayman is a member of the Board of Polyair Inter Pack Inc. and has previously served as a member of other public companies.  Until 2000, Mr. Nayman was for many years Executive Vice President of Club Monaco Inc.  From 2000 to 2005, Mr. Nayman was a partner at Hill, Gertner, Mimran & Nayman, a merchant banking and consulting entity.  Mr. Nayman is also President of S.D. Nayman Management Inc.

Alan Kornblum - Director

Alan Kornblum is the President of Distinctive Designs Furniture Inc., a Toronto based manufacturer and importer of upholstered furniture, a position he has held since 1976.  Mr. Kornblum has a BBA degree from York University.

Mark Litwin - Vice-President

Mark Litwin held the position of President of Genterra (or its predecessor corporations) since 1990.  Mr. Litwin is also President of Sutton Management Limited, an investment and management holding company.  Mr. Litwin has significant experience in the real estate industry.  Mr. Litwin has B.Econ (Hons) and MBA degrees from York University. Mr. Litwin is the son of Fred Litwin, the President and a director of the Company.

The term of office of each person elected will be from the date of the Meeting at which he is elected until the next annual meeting of the Company or until his successor is elected or appointed.  The Company does not have an executive committee of its Board of Directors.

B.      Compensation

The following table provides a summary of compensation earned during the nine months ended September 30, 2010 and each of the fiscal years ended December 31, 2009 and 2008 by the Corporation's Chief Executive Officer and Chief Financial Officer.  There are no other executive officers of the Corporation whose total salary and bonus exceeded $150,000.00 during any such period.

	Annual Compensation					Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation		Number of Common Shares Under Options

Fred A. Litwin President	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	$502,037 (1) $653,836 (1) $576,800 (1)		Nil Nil Nil
Stan Abramowitz Chief Financial Officer	2010 2009 2008	Nil Nil Nil	Nil Nil $150,000	Nil Nil Nil		Nil Nil Nil
Mark Litwin	2010 2009 2008	3,750 5,000 5,000	Nil Nil Nil	$15,000 36,000 36,000	Ni Nil Nil	Nil Nil Nil

(1)
This amount relates to (a) management fees paid by the Corporation, Genterra and CMI to Forum for management, administrative and financial consulting services provided during the period; (b) property management services paid by the Corporation to First Ontario Investments Inc. (“First Ontario”) for the provision of property management services; and (c) rental collection services paid by the Corporation to First Ontario Administrative Services Inc. (“First Admin”) for rental collection services.  Fred A. Litwin owns or exercises control and direction over Forum, First Ontario and First Admin.

Compensation of Directors

The Company does not have a compensation committee of its board of directors.  All matters relating to executive compensation are dealt with by the full board of directors.  During the transitional period ended September 30, 2010 Fred A. Litwin, Stan Abramowitz, Mark Litwin, Sol D. Nayman, Alan Kornblum, Mark E. Dawber and Ian Dalrymple were directors of the Company. Mark Litwin and Ian Dalrymple ceased to be directors on May 9, 2010.  During the period under review each director of the Company who was not a salaried officer or employee of the Company or its operating subsidiaries was entitled to an annual retainer fee of $5,000 as well as additional fees, as approved by the Board from time to time, for special work conducted on behalf of the Company.  In addition, the Chairman of the Audit Committee receive an additional annual retainer fee of $5,000

Name	Fees Earned ($)		Share Based Awards ($)	Option based Awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Fred A. Litwin	-		-	-	-	-	-	-
Stan Abramowitz	-		-	-	-	-	-	-
Mark Litwin	-		-	-	-	-	-	-
Sol D. Nayman	$13,125	(1)	-	-	-	-	-	-
Ian Dalrymple	$11,875	(1)	-	-	-	-	-	-
Mark E. Dawber	$21,250	(1)	-	-	-	-	-	-
Alan Kornblum	$11,250	(1)	-	-	-	-	-	-

(1) Includes special fees for work performed on the independent committee of Directors relating to the merger with Genterra.
(2)    The compensation presented in the forgoing table represents amounts paid to the directors during the period by the Company, Genterra and CMI.

C.  Board Practices

Committees

The board and its committees (consisting of an Audit Committee, Disclosure Committee and Corporate Governance Committee) operate efficiently and are available to consider the views of management and investors concerning their needs and decisions affecting the Company.

Board Committees

Currently, each of the Audit Committee and the Corporate Governance Committee are composed of non-management directors all of whom are considered to be "independent" as determined under applicable securities laws and stock exchange regulations.

The Corporate Disclosure Committee, a committee comprised of management representatives, meets quarterly, and, as otherwise required, to discuss disclosure issues and associated processes and compliance.

Audit Committee

Company’s internal finance department to review issues as appropriate and meets directly with external auditors of the Company on a regular basis.  On March 29, 2005, the Board of Directors of the Company adopted an Audit Committee Charter which is attached as a Schedule to the Company’s annual information form that is available on SEDAR at www.sedar.com, which has now been adopted by GCI.  The Audit Committee Charter outlines, among other things, the mandate of the Audit Committee to:

►           oversee the integrity of the Company’s financial statements and financial reporting process;
►           oversee the qualifications and independence of the Company’s external auditors;
►           oversee the scope of the annual audit plan;
►           oversee the work of the Company’s financial officers and executives and external auditors; and
►           provide an open avenue of communication between the external auditors, the Board and management.

In accordance with applicable securities laws and stock exchange regulations, each of the members of the Audit Committee is “financially literate”.  Mr. Dawber, the Audit Committee Chairman, is a Chartered Accountant and is considered to be a “financial expert”.  Each member of the Audit Committee has the ability to perform his responsibilities as an Audit Committee member based on their education and/or experience.

Corporate Governance Committee

Currently, the members of the GCI Governance Committee are Messrs. Sol D. Nayman, Mark E. Dawber and Alan Kornblum.  Generally, the Governance Committee oversees and assesses the functioning of the Board of Directors and the committees of the Board of Directors and identifies and recommends qualified director candidates for election to the Board of Directors.  During fiscal 2005, the Board of Directors adopted the Corporate Governance Committee Charter which outlines, among other things, the responsibilities of the Corporate Governance Committee with respect to developing and recommending to the Board of Directors the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines applicable to the Company, which has now been adopted by GCI.  Annually, the Corporate Governance Committee will assess the size of the Board of Directors, the competencies, skills and personal qualities required of the Board of Directors as a whole and directors to possess in order to add value to the Company, and the competencies, skills and personal qualities of existing directors.  Based on this assessment, the Corporate Governance Committee will consider whether to recommend any changes to the composition of the Board of Directors. When required, the Corporate Governance Committee will evaluate potential candidates for director having regard to the background, employment and qualifications of possible candidates and will consider whether the candidate’s competencies, skills and personal qualities are aligned with the Company’s needs.  In accordance with its Charter, the Corporate Governance Committee has also implemented policies to enable an individual director to engage an outside advisor at the expense of the Company with the approval of the Corporate Governance Committee.

Compensation Committee

The Company does not have a compensation committee of its board of directors. All matters relating to executive compensation are dealt with by the full board of directors.

D. Employees
The Company has no employees of its own.

E. Share Ownership

Options Granted During Transitional Period Ended September 30, 2010
The board of directors of the Corporation is authorized to grant options to directors, officers and key employees of the Corporation and its subsidiaries pursuant to the Corporation's Stock Option Plan.  During the fiscal year ended September 30, 2010, the board of directors did not grant any stock options under the Plan.

Options Exercised During Transitional Period Ended September 30, 2010
No stock options have been granted under the Plan.

Employment Contract
There are no employment contracts between the Corporation and the Named Executive Officers and no compensatory plan or arrangement with respect to the Named Executive Officers that result or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Corporation, from a change of control of the Corporation or a change in the Named Executive Officers’ responsibilities following a change-in-control together with the amount involved.

Equity Compensation Plan Information:

As of September 30, 2010 the Company’s most recently completed financial year-end, the Company's Stock Option Plan was the only equity compensation plan under which securities were authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by securityholders	Nil	Nil	2,000,000

Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	Nil	Nil	2,000,000

The Stock Option Plan

The purpose of the stock option  plan is to attract and retain directors, officers, employees and consultants to the Company and its subsidiaries, and to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Company and its subsidiaries.

The aggregate maximum number of Common Shares that may be reserved for issuance under the stock option plan is 2,000,000 representing approximately 21.3% of the issued and outstanding Common Shares.

The stock option plan provides that any grant of options pursuant to the plan is subject to the following conditions:
(1)          the number of Common Shares reserved for issuance, within any twelve month period, to any one Participant shall not exceed 5% of the outstanding Common Shares:
(2)          the number of Common Shares reserved for issuance, within any twelve month period, to any one Consultant of the Company may not exceed 2% of the outstanding Common Shares:
(3)          the aggregate number of Common Shares reserved for issuance, within any twelve month period, Employees or Consultants conducting Investor Relations Activities may not exceed 2% of the outstanding Common Shares;
(4)          in the case of options granted to Employees, Consultants, or Management Company Employees, the Company represents that the participant is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

The maximum number of Common Shares reserved for issuance to Insiders of the Company and their associates, when taken together with any other share compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares, and the maximum number of Common Shares which may be issued to Insiders of the Company and their associates under the stock option plan within any one year period, when taken together with any other share compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares for all such Insiders and their associates in the aggregate and, in the case of any one Insider and his or her associates, cannot exceed 5% of the issued and outstanding Common Shares.

Options granted under the stock option plan must have an exercise price of not less than the Discounted Market Price of the Common Shares (as defined in the rules of the TSX Venture Exchange), or such other price as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange.

Options granted under the stock option plan are exercisable for a period not to exceed five years.  The term and vesting of the stock options is at the discretion of the Compensation Committee.

Options are not assignable and terminate:
(i) 90 days following the termination of an optionee’s employment for any reason other than death:
(ii) within a period of six months following the death of an optionee, subject to any extension or acceleration of the rights at the sole discretion of the Board of Directors or the Compensation Committee.

ITEM 7.  MAJOR SHAREHOLDERS and RELATED PARTY TRANSACTIONS

The following table lists all persons who own more than 5% of the Company's voting securities and the total amount of the Company's voting securities owned by the Officers and Directors as a group as of March 23, 2011:

Title of Class	Identity o f Person or Group	Number of Shares Owned	Percentage of Class
Common Shares	Fred A. Litwin (1)	3,609,290	38.4
Common Shares	Mar-Risa Holdings Inc. (2)	2,803,868	29.8
Common Shares	Mark Litwin and Risa Shearer	2,017,450	21.5
Common Shares	Sutton Management Limited (3)	2,017,450	21.5
Common Shares	CDS& Co. (4)	1,580,745	16.8
Common Shares	Forum Financial Corporation	700,079	7.5
Common Shares	All officers and directors as a group (six persons)	5,626,740	59.9

(1)  Fred A. Litwin, President of the Company,  directly  holds 89,784 common shares, and indirectly controls 2,803,868  common shares through  Mar-Risa Holdings Inc. and its wholly owned subsidiary First Corporate Equity Inc., 700,079 shares through Forum, 15,445 shares through Ianjoy Investments Corp. and 114 shares through First Ontario.

(2)  Includes  1,475,396  Common Shares held through First Corporate Equity Inc.

(3) Sutton Management Limited is an Ontario corporation wholly owned by the children of Fred A. Litwin, Mark I. Litwin (Vice President of the Company) and Risa J. Shearer, his sister

(4)  The beneficial  ownership of the shares registered in the name of CDS & Co. is unknown to the Company.

Information as to shares beneficially owned not being within the knowledge of the Company has been furnished by the respective Directors.  There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

B. Related Party Transactions

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Related party transactions for the nine month transitional period ended September 30, 2010 are summarized as follows:

In June 2008, Genterra completed the acquisition of 90 Ontario Street from First Ontario.  In consideration of the acquisition, Genterra  issued 326,000 Class A Series 1 Preference Shares to First Ontario.  The Class A Series 1 Preference Shares were redeemable and retractable at $15 per share, carry a cumulative dividend of 8% per annum, convertible into 20 common shares for each Class A Series 1 Preference Share and represented the purchase price of $4,890,000.  As part of the Amalgamation, GCI issued 326,000 Class A Series 1 Preference Shares in exchange for the Class A Series 1 Preference Shares issued by Genterra.  The Class A Series 1 Preference Shares issued by GCI are redeemable and retractable at $15 per share, carry a cumulative dividend of 8% of the retractable amount per annum and convertible into 5.56 common shares for each Class A Series 1 Preference Share.  Fred A. Litwin, the President, a director and an  indirect significant shareholder of the Company exercises control and direction over  First Ontario.  Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and First Ontario.

In December 2007, the Corporation sold all of its investment interest in its former subsidiary Distinctive Designs Furniture Inc. to Distinctive’s other major shareholder (the “Purchaser”).  The proceeds from the sale of the shares was satisfied by a promissory note issued by the Purchaser.  The note, which is repayable in ten equal consecutive annual instalments of $100,000 with instalments due on January 15 of each year, is only due and payable in any given year if Distinctive continues its business.  The Corporation has received two payments to date.  Alan Kornblum, the controlling shareholder of the Purchaser, became a director of the Company on May 10, 2010.

The Corporation leases its premises situated at 450 Dobbie Drive, Cambridge, Ontario to The Cambridge Towel Corporation (“Cambridge”).  The lease was for a term commenced on March 1, 2007 and ends June 30, 2011, at an annual net, net rental of $500,175.  The Corporation leases its premises situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge. The lease term commenced March 1, 2007 and ends June 30, 2011, at an annual net, net rental of $140,000.  During the transitional period ended September 30, 2010, the Corporation received $480,131 net, net rental on the two properties from Cambridge.  Fred A. Litwin, the President, a director and an indirect significant shareholder of the Company, and is a director of Cambridge.  Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and Cambridge.

Management Contracts

During the 2010 transitional period, administrative services were provided by Forum, 106 Avenue Road, Toronto, Ontario to the Company for fees of $341,666.  The services provided include office facilities and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to the Corporation’s various investment interests.  When requested, additional services are also provided on a fee-for-service basis.  Fred A. Litwin, the President, a director and an indirect significant shareholder of the Company is an officer, director and controlling shareholder of Forum.  Stan Abramowitz is an officer and director of Forum and the Corporation.

During the 2010 transitional period ended September 30, 2010, First Ontario provided property management services to the Company for fees of $154,500 and First Admin provided rental collection services to the Company for fees of approximately $5,871. Stan Abramowitz and Mark Litwin are directors and/or officers of First Ontario and the Company. Mark Litwin is a director and officer of First Admin and an officer of the Company. Fred A. Litwin, the President, a director and an indirect significant shareholder of the Company, owns or exercises control and direction over First Ontario and First Admin.

ITEM 8.  FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

In the process relating to the Amalgamation, the Company disqualified certain shares from the dissent process in those cases where it determined that the dissent in respect of such shares was not registered and pursued in compliance with the requirements of Section 185 of the Ontario Business Corporations Act (“OBCA”). The Company has filed a claim with the Superior Court of Justice relating to 612,600 of these common shares of CMI and has, amongst other things, requested a declaration that the holder of these shares is not a dissenting shareholder for the purposes of Section 185 of the OBCA and is not entitled to receive fair value for such shares.

In the opinion of management, the Company is not currently involved in any other litigation or proceedings which are material either individually or in the aggregate and to the Company's knowledge, no legal proceedings of a material nature involving the Company are currently contemplated by any individuals, entities or governmental authorities.

In the normal course of its operations, subsidiaries and/or equity investees of the Company have been or, from time to time, may be named in legal actions seeking monetary damages.  While the outcome of these matters cannot be estimated with certainty, Management does not expect, based upon consultation with legal counsel, that they will have a material effect on the Company's business or financial condition.

B.       Significant Changes

None.

ITEM 9.  THE OFFER AND LISTING

The Company's Common Shares were traded on the Toronto Stock Exchange until May 13, 2010 and until March 27, 2008 in the United States on the National Association of Securities Dealers, Inc. Automated Quotation System  ("NASDAQ").

On March 24, 2008, the NASDAQ suspended trading of the Company’s common stock at the opening of business on March 27, 2008. Beginning on March 27, 2008, the common stock of the Company began being quoted on pink sheets. On April 8, 2008 the Common Shares were delisted from The Nasdaq Stock Market.

After the close of business on May 13, 2010, as a result of the Company's amalgamation with Genterra. the Company's common shares were delisted from the Toronto Stock Exchange. The shares of the Company began trading on the TSX Venture Exchange on May 14, 2010.

The following details (i) for the five most recent full financial years:  the high and low market prices;  (ii) for the two most recent full financial years:  the high and low market prices for each full financial quarter; and (iii) for the most recent six months: the high and low market prices for each month.

Common Shares - Toronto Stock Exchange and TSX Venture Exchange

Annual Information (in Cdn$)
	High	Low
2006	$2.75	$1.10
2007	$1.52	$1.06
2008	$2.50	$1.15
2009	$2.80	$1.35
2010	$2.80	$1.50

Quarterly Information
	High	Low
March 31, 2009	$2.25	$1.35
June 30, 2009	$2.75	$2.05
September 30, 2009	$2.65	$2.00
December 31, 2009	$2.80	$1.80
March 31, 2010	$2.80	$2.00
June 30, 2010	$2.50	$1.50
September 30, 2010	$1.75	$1.50
December 31, 2010	$1.70	$1.00
March 31, 2011	$1.55	$1.25

 Monthly Information
	High	Low
September 2010	$1.75	$1.50
October, 2010	$1.70	$1.00
November 2010	$1.40	$1.26
December 2010	$1.35	$1.25
January 2011	$1.50	$1.25
February 2011	$1.50	$1.40
March 2011	$1.55	$1.46

Preference Shares – Not Exchange Traded

As part of its ongoing management of capital, on February 19, 2010 the Company exercised its right to redeem all 315,544 of its issued and outstanding Class A shares.

Common Shares – US over the counter

On March 24, 2008, NASDAQ suspended trading of CMI’s common stock at the opening of business on March 27, 2008. The Common Shares, beginning on March 27, 2008, were being quoted on pink sheets. On April 8, 2008 the Common Shares were delisted from The Nasdaq Stock Market.

Annual Information  (in US$)*
	High	Low
2006	$2.41	$0.97
2007	$1.50	$0.98
2008	$2.36	$1.02
2009	$2.55	$1.05
2010	$2.55	$1.50

Quarterly Information (in US$)*
	High	Low
March 31, 2009	$1.76	$1.06
June 30, 2009	$2.30	$1.71
September 30, 2009	$2.35	$1.90
December 31, 2009	$2.55	$1.86
March 31, 2010	$2.55	$1.94
June 30, 2010	$2.05	$1.50
September 30, 2010	No Trades	No Trades
December 31, 2010	No Trades	No Trades
March 31, 2011	No Trades	No Trades

Monthly Information(in US$)*
	High	Low
September 2010	No Trades	No Trades
October 2010	No Trades	No Trades
November 2010	No Trades	No Trades
December 2010	No Trades	No Trades
January 2011	No Trades	No Trades
February 2011	No Trades	No Trades
March 2011	No Trades	No Trades

*           The last trade recorded in the United States was on May 11, 201 at $2.05

As March 24, 2011, the Company's shareholder register indicates that there were 422 holders of record of Common Shares  Of these, 64 record holders of Common Shares holding an aggregate of 491,655 shares, representing approximately 5.26% of the Company's issued and outstanding Common Shares were resident in the United States..

Except where noted, the above quotations represent prices between dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions.

ITEM 10.          ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and articles of association

Not applicable.

C. Material Contracts

The Company pays to Forum an agreed upon annual fee of $475,000 for administrative, management and consulting services rendered. These services include office, administrative and clerical services, including bookkeeping and accounting. Forum also assists in the decision making process relating to the Company’s and its subsidiaries’ various investments. Fred A Litwin, the President, a director and significant shareholder of the Company is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

Effective December 28, 2007, pursuant to a purchase and sale agreement, the Company sold its shares and debt owed by Distinctive to 337572 Ontario Limited, Distinctive’s other major shareholder. The Company received $834,010 in cash representing 100% of the price attributable to the debt and the delivery of a $1 million promissory note payable in ten equal consecutive installments of $100,000 with the first installment in January 2009 and each anniversary thereafter. There is no interest on the note unless a default occurs and the note only remains payable if Distinctive remains in business. There is a provision to accelerate the payment of the note in certain circumstances. The security for the note is a pledge of all of the shares owned by the purchaser in the capital of Distinctive, representing a majority of the issued and outstanding shares of Distinctive. Alan Kornblum is the president and controlling shareholder of Distinctive and became a director of the Company on May 10, 2010.

The Company pays to First Ontario and agreed upon annual fee of $206,000 for property management services. Fred A. Litwin, the President, a director and significant shareholder of the Company exercises control and direction over First Ontario. Stan Abramowitz and Mark Litwin are directors and/or officers of First Ontario and the Company.

D. Exchange Controls

The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, prohibits the acquisition of control of a Canadian business enterprise in Canada by non-Canadians without prior consent of the Investment Canada Agency (with ultimate appeal to the Federal Cabinet), unless such acquisition is exempt under the provisions of the ICA. Both acquisition of natural resource properties and acquisition of producing properties may be considered to be the acquisition of control of a Canadian business enterprise for ICA purposes.  The ICA also covers acquisition of control of Canadian corporate enterprises, whether by purchase of assets or shares.  As at March 11, 2011, all of the directors of the Company were, and 93.92% of its voting shares were owned by Canadians.  The Company is satisfied that it complies with ICA at present and accordingly is not a non-Canadian person as defined in ICA.

The ICA will substantially reduce the regulatory requirements for acquisition of interests in Canadian businesses under prior legislation, most importantly, (i) by providing that foreign investments below specified threshold sizes  (generally, direct acquisitions of Canadian business with gross assets less than $5 million, or "indirect acquisitions" of businesses with gross assets less than $50 million) have only a notification, as opposed to a substantive review, requirement, and (ii) by liberalizing the review standards for approval.

Apart from the ICA, there are no other limitations on the right of non-resident or foreign owners to hold or vote securities imposed by Canadian law or the Articles of Incorporation of the Company.  There are no other decrees or regulations in Canada which restrict the export or import of Capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities except as discussed at Paragraph E, "Taxation."

E. Taxation

The following is a general discussion of the income tax aspects under Canadian law relating to ownership of the Company’s Common Shares.  These income tax aspects will vary according to the circumstances of each shareholder, including his place of residence and the place in which he carries on business or has a permanent establishment, as the case may be, so that a shareholder must investigate the tax consequences of his personal situation by obtaining advice from his own tax advisor.  This summary does not consider U.S.  federal or state income tax  provisions  or  Canadian Provincial  income tax provisions,  which may be at variance with the provisions contained  in the Income Tax Act  (Canada) and is not intended to be, nor should it be construed as, legal or tax advice.

Dividends paid to a non-resident of Canada, including distributions or redemptions which are treated as dividends and certain stock dividends, are subject to Canadian income tax. The Canadian non-resident withholding tax would be withheld by the Company who would remit only the net amount to the shareholder.  By virtue of Article X of the Canada-United States Tax Convention, which came into force on August 16, 1984 (and was amended by the Protocol signed on September 21, 2007), the rate of tax for dividends paid to a resident of the United States is limited to 15%.  The withholding tax rate is reduced to 5% for a corporate shareholder owning at least 10% of the voting stock of the Company, either directly or through an entity that is considered fiscally transparent under the laws of the United States and is not a resident of Canada.  In the absence of any treaty provisions, the rate of tax imposed would be 25% of the applicable amounts.

Stock dividends received by non-residents from the Company would be subject to Canadian non-resident withholding tax as noted above, to the extent that the paid-up capital of the Company has been increased as a result of the stock dividend.

Gain from the sale of Common Shares of the Company by a non-resident of Canada will not be subject to Canadian tax provided the shareholder has not held, either solely by himself or together with non-arm’s length persons, a "substantial interest" (25% or more of the shares of any class of Company stock) in the Company, at any time in the five preceding years.  By virtue of Article XIII of the Canada-United States Tax Convention, shareholders who are resident in the United States and hold a substantial interest in the Company's Common Shares or Preference Shares will not be subject to Canadian tax on gain from sale of the shares of the Company provided that the value of the shares does not derive principally from real property situated in Canada.

ITEM 11. QUANTITATIVE and QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.  The Company has reduced its exposure to interest rate risk over the cash flows through the use of fixed rate instruments on certain of its financial liabilities.  The Company has not used derivative financial instruments to alter its exposure to interest rate risk.

The Company invests a portion of its surplus cash in term deposits and loans receivable.  Certain long-term borrowings of the Company bear interest on a prime plus basis. In doing so, the Company exposes itself to fluctuations in interest rates that are inherent in such a market.  The net annualized effect for the year of a 0.5% decrease in the interest rate at the balance sheet date on these financial instruments would have resulted in a decrease in post-tax earnings of approximately $60,000 (2009 - $73,000).  A 0.5% increase in the interest rate would, on the same basis, have increased post-tax earnings by the same amount.

Currency Risk

Currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results.  Cash and cash equivalents as at September 30, 2010 includes US$671 (December 31, 2009 – US$5,674).  Currency gains (losses) are reflected as a separate component of expenses.  The effect for the year of a $0.01 strengthening of the US Dollar against the Canadian Dollar on the Company’s US Dollar denominated money market instruments carried at the balance sheet date (all other variables held constant) would have resulted in an increase in post-tax earnings of approximately $5 (2009 - $590).  A $0.01 weakening in the exchange rate would, on the same basis, have decreased post-tax earnings by the same amount. At September 30, 2010, the Company had no outstanding foreign exchange commitments.

Other Price Risk

Other price risk is the risk that the market value or future cash flows of financial instruments will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk).  The Company moderates this risk through a careful selection and diversification of marketable securities and other financial instruments within the limits of the Company’s objectives and strategy.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Management’s Report on Internal Control over Financial Reporting and Remediation Initiatives

Evaluation of Disclosure Controls and Procedures

Our chief executive officer and our chief financial officer are responsible for establishing and maintaining our disclosure controls and procedures.  Disclosure controls and procedures means controls and other procedures that are designed to ensure that information we are required to disclose in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and to ensure that information required to be disclosed by us in those reports is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Our chief executive officer and chief financial officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of September 30, 2010.  Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of the evaluation date, such controls and procedures were effective.

Changes in internal controls

There were no changes in our internal controls over financial reporting that occurred during the year ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting.  As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of our principal executive officer and principal financial officer and implemented by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

    * pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

    * provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and

    * provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of September 30, 2010 we conducted an evaluation, under the supervision and with the participation of our chief executive officer and our chief financial officer of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO Framework.  Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls.

A material weakness is defined within the Public Company Accounting Oversight Board's Auditing Standard No. 5 as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.  Based upon this assessment, management concluded that our internal control over financial reporting was effective as of September 30, 2010.

This transitional report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this transitional report.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Mark E. Dawber serves as the Audit Committee's financial expert. Mr. Dawber is independent.

ITEM 16B. CODE OF ETHICS

The Company has adopted a formal Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate estimated fees billed by the Corporation’s external auditors in each of the last two fiscal periods for audit fees are as follows:

Financial Period Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
September 30, 2010	$106,314	$15,328	Nil	$39,078
December 31, 2009	$97,042	$12,497	Nil	$79,721

The foregoing fees represent amounts paid by the Company, Genterra and CMI

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

Item 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide Financial Statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements included herein are the following:

      Audited Consolidated Financial Statements as at September 30, 2010.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Reference is made to the "Index to Financial  Statements  and  Supplemental Information" set forth below.

(b)  Exhibits:

12.1 Certification Pursuant to Rule 13a-14(a)/15d-14(a)

12.2 Certification Pursuant to Rule 13a-14(a)/15d-14(a)

13.1 Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18  of the United States Code (18 U.S.C. 1350).

13.2 Certification required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY

Auditors' Report	F-1

Consolidated Balance Sheets as at. September 30, 2010 and December 31, 2009	F-2

Consolidated Statements of Shareholders’ Equity for the Years ended December 31, 2008, December 31, 2009 and the transitional period ended September 30, 2010	F-3

Consolidated Statements of Operations for the Years ended December 31, 2008, December 31, 2009 and the transitional period ended September 30, 2010	F-4

Schedule to Consolidated Financial Statements for the Years ended December 31, 2008, December 31, 2009 and the transitional period ended September 30, 2010	F-5

Consolidated Statement of Cash Flows for the Years ended December 31, 2008, December 31, 2009 and the transitional period ended September 30, 2010	F-6

Notes to Consolidated Financial Statements December 31, 2008, December 31, 2009 and the transitional period ended September 30, 2010	F-7

SUPPLEMENTARY INFORMATION

Consolidated Valuation and Qualifying Accounts and Reserves	F-27

Real Estate and Accumulated Depreciation	F-28

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required under the related instructions or are inapplicable, or the information is contained in the Company's Consolidated Financial Statements or accompanying notes and therefore have been omitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report/ Transitional Report on its behalf.

GENTERRA CAPITAL INC

/s/STAN ABRAMOWITZ
Stan Abramowitz,
Chief Financial Officer and
Secretary
Dated April 15, 2011.

GENTERRA CAPITAL INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

SEPTEMBER 30, 2010

GENTERRA CAPITAL INC.

SEPTEMBER 30, 2010

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	F-2

Consolidated Statement of Shareholders’ Equity	F-3

Consolidated Statements of Operations and Other Comprehensive Income	F-4

Consolidated Schedule of Expenses	F-5

Consolidated Statements of Cash Flows	F-6

Notes to Consolidated Financial Statements	F-7

SUPPLEMENTARY INFORMATION

Consolidated Valuation of Qualifying Accounts and Reserves	F-27

Consolidated Real Estate and Accumulated Depreciation	F-28

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Genterra Capital Inc.

We have audited the accompanying consolidated balance sheets of Genterra Capital Inc. as of September 30, 2010 and December 31, 2009 and the related consolidated statements of operations and other comprehensive income (loss), shareholders’ equity, and cash flows for the nine months ended September 30, 2010 and for the years ended December 31, 2009 and December 31, 2008. In connection with our audit of the consolidated financial statements, we have also audited the consolidated financial statement schedules. These consolidated financial statements and schedules are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedules, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Genterra Capital Inc at September 30, 2010 and December 31, 2009, and the results of its operations and its cash flows for the nine months ended September 30, 2010 and for the years ended December 31, 2009 and December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Also in our opinion, the consolidated financial statement schedules, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

(Signed) BDO Canada LLP

Chartered Accountants, Licensed Public accountants
Toronto, Ontario
April 14, 2011

GENTERRA CAPITAL INC.
CONSOLIDATED BALANCE SHEETS
 (Expressed in Canadian Dollars)

	September 30, 2010	December 31, 2009
ASSETS
Current
Cash and cash equivalents	$17,787,741	$22,498,280
Marketable securities	4,702,607	4,529,634
Accounts receivable (Note 2)	384,609	216,415
Prepaid expenses and deposits	267,408	659,742
Current portion of notes receivable (Note 4)	59,790	272,678
Deferred income taxes (Note 9)	2,703	9,728
	23,204,858	28,186,477
Unrealized rental income (Note 3)	416,854	379,987
Notes receivable (Note 4)	-	249,000
Rental real estate properties (Note 5)	10,303,298	10,803,682
Deferred income taxes (Note 9)	268,820	178,669
	$34,193,830	$39,797,815
LIABILITIES
Current
Accounts payable (Note 6)	$545,263	$466,197
Accrued liabilities	207,436	278,425
Income taxes payable	52,684	1,276,628
Current portion of long-term debt (Note 7)	2,482,475	2,674,326
Deferred income taxes (Note 9)	-	25,124
	3,287,858	4,720,700
Long-term debt (Note 7)	583,474	694,293
Deferred income taxes (Note 9)	925,695	1,144,360
	4,797,027	6,559,353
Class A preference shares, series 1	5,044,336	5,383,019
SHAREHOLDERS’ EQUITY
Common shares
Authorized – Unlimited, Issued 9,389,015 (2009 – 10,377,135)	11,029,942	12,295,563
Class A preference shares
Authorized – Unlimited, Issued Nil (2009 – 315,544)	-	141,826
Class B preference shares
Authorized – Unlimited, Issued 26,271,340 (2009 – 26,274,918)	2,150,391	2,150,684
Contributed surplus	62,545	59,411
Retained earnings	11,259,271	13,368,454
Accumulated other comprehensive (loss) income	(149,682)	(160,495)
	24,352,467	27,855,443
	$34,193,830	$39,797,815

See accompanying notes to consolidated financial statements.
APPROVED ON BEHALF OF THE BOARD:
______________________________Director Fred A. Litwin	______________________________ Director Stan Abramowitz

GENTERRA CAPITAL INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
 (Expressed in Canadian Dollars)

	Total	Common		Class A Preference		Class B Preference			Accumulated Other		Class A Preference, Series 1
	Shareholders’ Equity $	Number of Shares	Value $	Number of shares	Value $	Number of Shares	Value $	Contributed Surplus $	Comprehensive Loss $	Retained Earnings $	Number of Shares	Value $

December 31, 2007	14,836,945	5,081,183	2,314,243	315,544	141,826	-	-	59,411	(161,877)	12,483,342	326,000	4,890,000

Reorganization (Note 8)	13,133,946	5,184,549	9,691,258			51,246,954	3,442,688
Repurchased for cancellation	(942,304)	(4,800)	(2,542)			(18,697,074)	(778,379)			(161,383)
Transaction costs	(221,021)		(221,021)
Conversion of shares	-	116,203	513,625			(6,274,962)	(513,625)
Dividend on Class A preference shares, Series 1	(101,819)									(101,819)		101,819
Other comprehensive income	(73,392)								(73,392)
Net earnings	1,520,560									1,520,560
December 31, 2008	28,152,915	10,377,135	12,295,563	315,544	141,826	26,274,918	2,150,684	59,411	(235,269)	13,740,700	326,000	4,991,819

Dividend on Class A preference shares, Series 1	(391,200)									(391,200)		391,200
Other comprehensive income	74,774								74,774
Net earnings	18,954									18,954
December 31, 2009	27,855,443	10,377,135	12,295,563	315,544	141,826	26,274,918	2,150,684	59,411	(160,495)	13,368,454	326,000	5,383,019

Net income excluded (Note 1(a))	253,725									253,725
Dividend on Class A preference shares, Series 1	(306,529)									(306,529)		306,529
Other comprehensive income	10,813								10,813
Redemption of shares	(138,839)			(315,544)	(141,826)			2,987
Repurchased for cancellation	(2,389,278)	(988,120)	(1,160,819)			(3,578)	(293)	147		(1,228,313)
Payment of dividend	-											(645,212)
Transaction costs (net of deferred tax recovery of $140,118)	(607,171)		(104,802)							(502,369)
Net loss	(325,697)									(325,697)
September 30, 2010	24,352,467	9,389,015	11,029,942	-	-	26,271,340	2,150,391	62,545	(149,682)	11,259,271	326,000	5,044,336
See accompanying notes to consolidated financial statements.

GENTERRA CAPITAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)
(Expressed in Canadian Dollars)

	Nine months ended September 30, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
REVENUE
Rent	$2,441,940	$3,087,501	$3,164,545
EXPENSES	2,741,993	2,829,010	1,741,159
	(300,053)	258,491	1,423,386
Interest on long term debt	108,902	163,810	204,136
(LOSS) EARNINGS FROM OPERATIONS	(408,955)	94,681	1,219,250
OTHER INCOME AND EXPENSES
Interest income	137,131	197,854	652,196
Investment income	251,168	246,110	(420,540)
Impairment loss on notes receivable	(300,230)	(18,676)	(58,675)
	88,069	425,288	172,981
(LOSS) EARNINGS BEFORE INCOME TAXES	(320,886)	519,969	1,392,231
Income taxes (recovery) (Note 9)
Current	69,469	471,829	96,598
Deferred	(22,558)	71,236	(224,927)
	46,911	543,065	(128,329)
(LOSS) EARNINGS FROM CONTINUING OPERATIONS	(367,797)	(23,096)	1,520,560
Deferred gain recognized on sale of former consolidated subsidiary (Note 4)	42,100	42,050	-
NET (LOSS) EARNINGS FOR THE PERIOD	(325,697)	18,954	1,520,560
Dividends on Class A preference shares, series 1	(207,925)	(391,200)	(101,819)
NET (LOSS) EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS	(533,622)	(372,246)	1,418,741
Unrealized gain (loss) on available for sale securities	10,813	74,774	(73,392)
COMPREHENSIVE (LOSS) EARNINGS FOR THE PERIOD	$(522,809)	$(297,472)	$1,345,349
EARNINGS (LOSS) PER SHARE (Note 10)
Loss per share from continuing operations
Basic	$(0.06)	$(0.04)	$0.14
Diluted	$(0.06)	$(0.04)	$0.13
Earnings per share from discontinued operations
Basic	$0.01	$0.00	$0.00
Diluted	$0.01	$0.00	$0.00
Loss per share
Basic	$(0.05)	$(0.04)	$0.14
Diluted	$(0.05)	$(0.04)	$0.13
See accompanying notes to consolidated financial statements.

GENTERRA CAPITAL INC.
CONSOLIDATED SCHEDULE OF EXPENSES
 (Expressed in Canadian Dollars)

	Nine months ended September 30, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008

Administrative and general	$1,035,325	$1,077,484	$1,476,460
Amortization	370,560	525,647	535,631
Loss (gain) on foreign exchange	2,384	(449,954)	(1,922,613)
Rental real estate operating expenses	1,333,724	1,675,833	1,651,681
	$2,741,993	$2,829,010	$1,741,159

See accompanying notes to consolidated financial statements.

GENTERRA CAPITAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Expressed in Canadian Dollars)

	Nine months ended September 30, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
OPERATING ACTIVITIES
(Loss) earnings from continuing operations	$(367,797)	$(23,096)	$1,520,560
Items not affecting cash:
Amortization	370,560	525,647	535,631
Unrealized gain on marketable securities	(147,222)	(27,300)	(4,875)
Unrealized (gain) loss on foreign exchange	2,384	405	(272,981)
Unrealized rental income	(13,676)	-
Allowance for impairment of notes receivable	240,440	18,676	58,675
Deferred income taxes	(22,558)	71,236	(224,927)
Accretion interest on discounted note Receivable	(54,377)	(73,494)	(80,000)
	7,754	492,074	1,532,083
Change in non-cash components of working Capital
Accounts receivable	11,970	151,388	(181,099)
Prepaid expenses and deposits	294,497	(419,203)	(25,582)
Accounts payable and accrued liabilities	(5,346)	353,260	(676,422)
Income taxes payable	(1,157,854)	416,078	(5,963)
	(848,979)	993,597	643,017
FINANCING ACTIVITIES
Purchase of shares from dissenting shareholders for cancellation	(2,389,278)	-	(882,413)
Reorganization costs incurred	(747,289)	-	(295,240)
Redemption of Class A preference shares	(138,839)	-	-
Dividend on Class A preference shares, series 1	(645,212)	-	-
Repayment of long-term debt	(227,801)	(294,320)	(342,048)
	(4,148,419)	(294,320)	(1,519,701)
INVESTING ACTIVITIES
Proceeds from notes receivable	285,725	214,741	467,334
Proceeds from marketable securities	-	803,700	2,255,392
Expenditures on rental real estate properties	-	(222,139)	(13,375)
	285,725	796,302	2,709,351
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS) ON CASH BALANCES	(2,384)	(405)	272,981
CHANGE IN CASH AND CASH EQUIVALENTS	(4,714,057)	1,495,174	2,105,648
CASH AND CASH EQUIVALENTS, beginning of period	22,501,798	21,003,106	18,897,458
CASH AND CASH EQUIVALENT, end of period	$17,787,741	$22,498,280	$21,003,106

SUPPLEMENTARY CASH FLOW INFORMATION
Income taxes paid	1,212,528	166,344	179,874
Interest paid	48,851	165,469	206,599

See accompanying notes to consolidated financial statements.

GENTERRA CAPITAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Expressed in Canadian Dollars)

Genterra Capital Inc. (“GCI” or “The Company”) is a Canadian management holding company operating in Canada with significant interests in real estate properties located in Ontario, Canada.  The Company also invests a portion of its surplus cash on hand in marketable securities.

1.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary companies.  Inter-company balances and transactions have been eliminated on consolidation.

These consolidated financial statements represent the retroactive combination of entities under common control arising from an amalgamation of Consolidated Mercantile Incorporated and Genterra Inc. on May 9, 2010.  The year ends of the entities under common control were not co-terminus and accordingly the results of operations for the quarter ended December 31, 2009 from Genterra Inc. were excluded from the statements of operations and other comprehensive income and cash flows.  A summary of the results excluded is as follows:

Revenue	$797,864
Expenses	(686,086)
Interest on long-term debt	(37,728)
Earnings from operations	74,050
Other revenue and expenses	58,174
Earnings before income taxes	132,224
Income taxes	121,501
Earnings from continuing operations	253,725
Discontinued operations	-
Net earnings for the period	$253,725

As a result of the amalgamation, the company has changed its year-end from December 31 to September 30.

(b)           Rental Real Estate Properties

Rental real estate properties are stated at the lower of cost, net of accumulated amortization, and fair value. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If it is determined that the net recoverable amount of a rental real estate property is less than its carrying value, the rental real estate property is written down to its fair value. The fair value is determined using the current market values of the properties.  Current market values are determined based on the traditional present value method, in which a single set of estimated cash flows and a single interest rate are used.  Any impairment in value is recorded in the consolidated statement of operations.

Amortization is being provided for over the estimated useful life as follows:
Building	5% declining balance basis
Building modifications	straight-line over term of the related lease
Furniture, equipment and paving	6% - 20% declining balance basis

 (c)           Translation of Foreign Currency

Assets, liabilities, revenue and expenses denominated in foreign currency are translated at the rate of exchange in effect on the date of the transaction.  Monetary assets and liabilities are translated at the rates of exchange in effect at the end of the fiscal year. The resulting gains and losses are included in the consolidated statement of operations.

GENTERRA CAPITAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Expressed in Canadian Dollars)

1.                SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)        Financial Instruments

The following methods and assumptions were used by the Company in presenting its financial instruments:

Cash and cash equivalents: The Company’s cash equivalents consist primarily of investments in short-term deposits with maturities of three months or less from dates of placement.  Cash and cash equivalents are classed as held-for-trading financial assets and are initially recognized at the fair value that is directly attributable to the acquisition or issue.  They are carried in the consolidated balance sheet at fair value with changes in fair value recognized in the consolidated statement of operations in the same period as incurred.

Marketable securities: The Company has recorded certain short term investments in quoted equity securities as available for sale securities which are recorded at fair market value with all unrealized holding gains and losses reflected in other comprehensive income. All other short term equity securities are classified as held for trading which are recorded at fair values with all unrealized holding gains and losses reflected in the statement of operations.  Additionally, the Company has certain instruments for which readily determinable fair values are not available which are carried at cost, unless the investments are determined to be permanently impaired in which case they are written down to estimated fair value, if less than cost.

	Available for Sale Securities	Held for Trading Securities

Cost	537,810	999,375
Fair Value	388,128	1,170,000
Unrealized gains	-	170,625
Unrealized losses	(149,682)	-
Carrying Value	388,128	1,170,000
Proceeds from sales	-	-
Realized gain (loss)	-	-

Other financial assets: The Company’s accounts receivable consists primarily of rental receivables. Accounts and notes receivable are classified as loans and receivables.  These are non-derivative financial assets with fixed or determinable payments and are not quoted in an active market.  They are initially recognized at the fair value that is directly attributable to their acquisition or issue and subsequently carried at amortized cost using the effective interest rate method.  The effect of discounting on these accounts receivable is not considered to be material.  All other gains or losses are recognized when the instrument is removed from the consolidated balance sheet.

GENTERRA CAPITAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Expressed in Canadian Dollars)

1.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)           Financial Instruments (Continued)

Other financial liabilities: The Company’s other financial liabilities include accounts payable, accrued liabilities and long-term debt.

(i)  Accounts payable and accrued liabilities consist primarily of trade payables. They are initially recognized at the fair value that is directly attributable to their acquisition or issue and subsequently carried at amortized cost using the effective interest rate method.  The effect of discounting on these financial instruments is not considered to be material.

(ii)  Long-term debts consist of mortgages payable and are initially recognized at the fair value directly attributable to the issue of the instrument.  They are carried at amortized cost using the effective interest rate method.  Interest expense is recognized in the consolidated statement of operations in the same period as incurred.  All other gains or losses are recognized when the instrument is removed from the consolidated balance sheet.

(iii)  Financial instruments issued by the Company are treated as equity only to the extent that they do not meet the definition of a financial liability.  The Company’s retractable and redeemable Class A preference shares are considered mezzanine equity as they are redeemable for cash at the option of the holder, but also contain a conversion feature into Common shares of the Company.  Annual cumulative dividends on the retractable and redeemable preference shares are accrued and deducted from retained earnings.

The Company’s consolidated balance sheets include the following financial instruments: cash and cash equivalents, marketable securities, accounts receivable, notes receivable, accounts payable, accrued liabilities, and long-term debt.  The carrying amounts of current assets and liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

The Company adopted ASC 820 for its financial assets and liabilities as of January 1, 2008.  This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value instruments.  The fair value hierarchy is as follows:

Level 1 – Quoted (unadjusted) prices for identical assets and liabilities in active markets

Level 2 – inputs other than quoted prices, included with Level 1 that are observable for the asset or liability, either directly or indirectly, including:

•	Quoted prices for similar assets/liabilities in active markets;
•	Quoted prices for identical or similar assets in non-active markets (few transactions, limited information, non-current prices, high variable over time);
•	Inputs other than quoted prices that are observable for the asset/liability (e.g. interest rates, yield curves, volatilities, default rates, etc); and;
•	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 – Unobservable inputs that cannot be corroborated by other observable market data.

GENTERRA CAPITAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Expressed in Canadian Dollars)

1.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)           Financial Instruments (Continued)

The Company’s assets are measured as follows:

Cash and Cash Equivalents – the carrying value of cash and cash equivalents approximates fair value as maturaties are less than three months.  Cash and cash equivalents have been valued using the market value technique.

Short-term investments – The estimated fair values of the short term investments are based on quoted market prices and/or other market data for the same or comparable instruments and transactions of the underlying net assets in establishing the price. Short-term investments are valued using the market value technique.

Notes receivable – The estimated fair value of the note receivable is based on unobservable inputs that cannot be corroborated by observed market data.  Notes receivable are valued using the income approach technique.

		Fair Value Measurements at Reporting Date Using:

Assets:	September 30, 2010	Quoted Prices in Active Markets for Identical Level Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$17,787,741	$17,787,741	$-	$-
Marketable securities	4,676,175	1,558,128	-	3,118,047

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Marketable Securities

Balance at beginning of period	$3,014,314

Additional investments	-

Redemption of investments	-

Unrealized gain on investments not included in earnings	103,733

Loss on investments included in earnings	-

Balance at end of period	$3,118,047

GENTERRA CAPITAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Expressed in Canadian Dollars)

1.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)           Financial Instruments (Continued)

The Carrying values and fair values of the financial instruments are as follows:

Financial instrument	Fair Value	Carrying Value

Cash	$17,787,741	17,747,741

Marketable Securities	$4,676,175	4,702,607

Notes receivable	$59,790	59,790

(e)           Management of Financial Risks

The Company’s financial instruments consist primarily of cash and cash equivalents, marketable securities, accounts and notes receivable, accounts payable and accrued liabilities, long-term debt and retractable preference shares.  The Company is exposed to various risks as it relates to these financial instruments. There have not been any changes in the nature of risks or the process of managing these risks from previous periods.  The risks and processes for managing the risks are set out below:

Liquidity Risk

Liquidity risk arises from the Company’s management of working capital and principal repayments on its debt obligations. It is the risk that the Company will encounter difficulty in meeting it financial obligations as they fall due.

The Company’s objective is to ensure that it will always have sufficient cash to allow it to meet its liabilities when they become due.  To achieve this goal the Company seeks to maintain cash balances to meet expected requirements for a period of twelve months. At the balance sheet date, the Company expected to have sufficient liquid resources to meet its obligations under all reasonable expected circumstances.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.  The Company has reduced its exposure to interest rate risk over the cash flows through the use of fixed rate instruments on certain of its financial liabilities.  The Company has not used derivative financial instruments to alter its exposure to interest rate risk.

The Company invests a portion of its surplus cash in term deposits and loans receivable.  Certain long-term borrowings of the Company bear interest on a prime plus basis. In doing so, the Company exposes itself to fluctuations in interest rates that are inherent in such a market.  The net annualized effect for the year of a 0.5% decrease in the interest rate at the balance sheet date on these financial instruments would have resulted in a decrease in post-tax earnings of approximately $60,000 (2009 - $73,000, 2008 - $68,600).  A 0.5% increase in the interest rate would, on the same basis, have increased post-tax earnings by the same amount.

GENTERRA CAPITAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Expressed in Canadian Dollars)

1.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)           Management of Financial Risks (Continued)

Currency Risk

Currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results.  Cash and cash equivalents as at September 30, 2010 includes US$671 (December 31, 2009 – US$5,674).  Currency gains (losses) are reflected as a separate component of expenses.  The effect for the year of a $0.01 strengthening of the US Dollar against the Canadian Dollar on the Company’s US Dollar denominated money market instruments carried at the balance sheet date (all other variables held constant) would have resulted in an increase in post-tax earnings of approximately $5 (2009 - $590, 2008 - $25,740).  A $0.01 weakening in the exchange rate would, on the same basis, have decreased post-tax earnings by the same amount. At September 30, 2010, the Company had no outstanding foreign exchange commitments.

Other Price Risk

Other price risk is the risk that the market value or future cash flows of financial instruments will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk).  The Company moderates this risk through a careful selection and diversification of marketable securities and other financial instruments within the limits of the Company’s objectives and strategy.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, and rental receivables.

(i) Cash and cash equivalents of $17,787,741 are maintained with several financial institutions.  Deposits held with banks may exceed the amount of insurance provided on such deposits.  Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

(ii) Marketable securities of $4,702,607 are held with reputable hedge fund managers and can be withdrawn in any given month and therefore credit risk is considered minimal.

(iii) Credit risk on rental and notes receivable of $444,399 are minimized as a result of the collateral security held pursuant to legal agreements and leases.  Collateral security is represented by the assets of the debtor.

(iv) The Company leases two of its properties to a single tenant accounting for approximately 20.1% of its current rental revenue which constitutes a significant credit concentration.  Both leases expire in 2011.

In 2010, the Company had two major leases that accounted for 15.7% and 32.5% respectively of total rent.  These leases expire between 2011 and 2016.

GENTERRA CAPITAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Expressed in Canadian Dollars)

1.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)            Capital Management

The Company’s primary objective when managing capital is to create and maximize shareholder value through the expansion of its portfolio of income producing real estate and the growth of its investments.  The Company’s investment strategy is to capitalize on favourable real estate market conditions by acquiring properties that provide the Company with substantial rental income and the potential for future development and capital gain appreciation, with the objective of creating added value to the Company and its shareholders.

The Company considers its total capitalization to consist of long-term debt, Common and Class B preference share capital, contributed surplus and accumulated retained earnings as well as its retractable and redeemable Class A preference shares which are classified as mezzanine equity.  The only  changes in what the Company considers to be capital since the previous year are the Class B preference shares and the Class A redeemable, retractable preference shares issued in connection with the amalgamation (Note 1(a)).  The Company does not currently have a formal policy governing any net debt to equity and net debt to total capitalization ratios.

As at September 30, 2010 the Company has complied with all externally imposed capital requirements.

The following table provides a summary of certain information with respect to the Company’s capital structure and financial position as at September 30, 2010 and December 31, 2009:

	September 30, 2010	December 31, 2009
Long-term debt	$3,065,949	$3,368,619
Retractable preference shares	5,044,336	5,383,019
Total debt	8,110,285	8,751,638
Shareholders’ equity	24,352,467	27,855,443
	$32,462,752	$36,607,081

(g)           Accounting Estimates

The preparation of financial statements in accordance with United states generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period.  Estimates made by management include impairment assessments of notes and accounts receivable, fair value of marketable securities and the basis for current and deferred income taxes.  Actual results could differ from management's best estimates as additional information becomes available in the future.

GENTERRA CAPITAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Expressed in Canadian Dollars)

1.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)           Revenue Recognition

The Company adopted the straight-line method of recognizing rental revenue whereby the total amount of rental revenue to be received from leases is accounted for on a straight-line basis over the term of lease.  Accordingly, accrued rent is recorded for the difference between the straight line rent recorded as rental revenue and the rent that is contractually due from the tenants and has been recorded as unrealized rental income on the balance sheet.

Revenue from a real estate sale is recognized once all material conditions have been satisfied.

(i)            Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities and the benefit of tax losses available to be carried forward for tax purposes.

Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Deferred income tax assets are recorded in the financial statements if realization is considered more likely than not.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that the rate changes.

 (j)           Stock-based Compensation and Other Stock-based Payments

The Company has a single Stock Option Plan (“The Plan”).  The Plan is designed to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by those directors, officers and key employees responsible for the management and growth of the Company’s business.  The Plan does not include any provision whereby the vesting of options granted thereunder is in any way limited or restricted.  Options granted under The Plan may be exercised for such period as may be determined by the Board of Directors at the time such option is granted.  The Company accounts for stock-based compensation and other stock-based payments using the fair value-based method.  Under the fair value-based method, compensation costs attributable to awards to Company employees are measured at fair value at the date of the grant, amortized over the vesting period on a straight-line basis, and charged to earnings with a related credit to Contributed Surplus.  Consideration paid by employees on exercise of stock options is recorded as share capital. As at September 30, 2010, the Company has no outstanding stock options.

(k)           Earnings (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted average number of common shares that are outstanding during the year.  Diluted earnings (loss) per share is computed using the weighted average of common and potential common shares outstanding during the year.  Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and conversion of Class A preference shares using the treasury method.

GENTERRA CAPITAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Expressed in Canadian Dollars)

1.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)            Interest and penalties on income taxes

The Company accounts for interest and penalties on income tax assessments as income tax expense.

(m)          Allowance for doubtful accounts

The Company’s management regularly reviews accounts and notes receivables and assesses their collectability.  Accordingly, the Company makes a provision for receivables whose collection is doubtful.

(n)           Recent Accounting Pronouncements

Recent accounting pronouncements affecting the Company’s financial reporting under U.S.  GAAP are summarized below:

Business Combinations

The FASB has issued ASU 2010-29, Business Combinations (Topic 805): Disclosure of supplementary Pro Forma Information for Business Combinations. This ASU reflects the decision reached in EITF Issue No. 10-G.  The amendments in this ASU affect any public entity as defined by Topic 805, Business Combinations that enters into business combinations that are material on an individual or aggregate basis.  The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  The amendments also expand the supplemental pro forma disclosures to include a description of the nature and the amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.  Early adoption is permitted. It is not expected that these new standards will have a significant impact on the Company’s results of operations, financial position or disclosures.

Intangibles – Goodwill and Other

The FASB has issued ASU 2010-28, Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero of Negative Carrying Amounts.  This ASU reflects the decision reached in EITF Issue No 10-A.  The amendments in the ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist.  The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  For public entities, the amendment in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010.  Early adoption is not permitted. It is not expected that these new standards will have a significant impact on the Company’s results of operations, financial position or disclosures.

GENTERRA CAPITAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Expressed in Canadian Dollars)

1.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

 (n)          Recent accounting pronouncements (continued)

Compensation – Stock Compensation

The FASB has issued ASU No. 2010-13, Compensation- Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. This ASU codifies the consensus reached in EITF Issue No. 09-J, “Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades.” The amendments to the Codification clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity shares trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. It is not expected that these new standards will have a significant impact on the Company’s results of operations, financial position or disclosures.

Subsequent Events

The FASB has issued Accounting Standards Update (ASU) No. 2010-09, Subsequent Events (Topic 855):  Amendments to Certain Recognition and Disclosure Requirements. The amendments in the ASU remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. The FASB also clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. The FASB believes these amendments remove potential conflicts with the SEC’s literature.

In addition, the amendments in the ASU requires an entity that is a conduit bond obligor for conduit debt securities that are traded in a public market to evaluate subsequent events through the date of issuance of its financial statements and must disclose such date.

All of the amendments in the ASU were effective upon issuance (February 24, 2010) except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. It is not expected that these new standards will have a significant impact on the Company’s results of operations, financial position or disclosures.

GENTERRA CAPITAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Expressed in Canadian Dollars)

1.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

 (n)          Recent accounting pronouncements (continued)

Fair Value Measurement and Disclosures

The FASB has issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair value Measurements. This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASU 2010-06 amends Codification Subtopic 820-10 to now require:

•	A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and
•	In the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements.

In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures:

•
For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and

•	A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.

ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted. It is not expected that these new standards will have a significant impact on the Company’s results of operations, financial position or disclosures.

GENTERRA CAPITAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Expressed in Canadian Dollars)

1.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

 (n)          Recent accounting pronouncements (continued)

Conceptual Framework for Financial Reporting: Chapters 1: “The objective of General Purpose Financial Reporting” and Chapter 3: “Qualitative Characteristics of useful Financial Information”

The FASB and IASB have completed the first phase of their joint project to develop an improved conceptual framework for U.S. GAAP and IFRSs. This first phase of the conceptual framework deals with the objective and qualitative characteristics of financial reporting. The FASB and IASB have issued the following documents:

•
FASB Concepts Statement No. 8, Conceptual Framework for Financial Reporting: Chapter 1, “ The Objective of General Purpose Financial Reporting”, and Chapter 3, “Qualitative Characteristics of Useful Financial Information” – A Replacement of FASB Concepts Statements No. 1 and No. 2 ; and

•	The Conceptual Framework for Financial Reporting 2010.

The Objective of the conceptual framework project is to create a sound foundation for future accounting standards that are principles-based, internally consistent and internationally converged. The new framework builds on existing FASB and IASB frameworks.

2.             ACCOUNTS RECEIVABLE

	September 30, 2010	December 31, 2009
Accounts receivable, trade	$320,278	$216,415
Interest receivable	55,776	-
Sales taxes recoverable	38,537	-
Other	29,808	-
Allowance for doubtful accounts	(59,790)	-
	$384,609	$216,415

3.             UNREALIZED RENTAL INCOME

	September 30, 2010	December 31, 2009
Rental revenue recorded based on straight line rent accounting policy	$416,854	$379,987
	$416,854	$379,987

GENTERRA CAPITAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Expressed in Canadian Dollars)

4.	NOTES RECEIVABLE

	September 30, 2010	December 31, 2009
Note receivable, bearing interest at prime plus 1% per annum, due on demand, secured by a general security agreement (i)	$249,000	$249,000
First mortgage receivable, with interest at floating rate at the Greater of 9% or Toronto Dominion Bank Posted Bank Prime plus 3% per annum, due September 2010	-	217,925
Note receivable, non-interest bearing, discounted at 17.5%, repayable in ten equal consecutive annual instalments of $100,000, with the instalment due on January 15 of each year. The note is secured by the shares of a former consolidated subsidiary, Distinctive Designs Furniture Inc. (ii)	414,154	437,578
Accretion interest	51,230	73,429
Deferred gain on note receivable	(336,800)	(378,900)
	377,584	599,032
Allowance for doubtful accounts	(317,794)	(77,354)
	59,790	521,678
Less: Current portion	(59,790)	(272,678)
	$-	$249,000

(i)  Subsequent to September 30, 2010, the Company sold its property located at 1095 Stellar Drive, Newmarket, Ontario.  Simultaneously with the purchase of the property, the purchaser also acquired the business of the tenant and in conjunction therewith the parties negotiated a settlement of all outstanding amounts owed by the tenant to the Company.  As a result, a reserve of $189,210 has been provided against the note receivable of $249,000.

(ii)  Effective December 28, 2007, the Company sold all of its investment interest in its former subsidiary Distinctive Designs Furniture Inc. (”Distinctive”), to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The gain on the sale is only recognized to the extent it is realized and accordingly has been deferred.  The note, which is non-interest bearing, has been discounted and is repayable in ten equal consecutive annual instalments of $100,000 with the instalments due on January 15 of each year. This note is only due and payable in any given year if Distinctive continues its business. The Company has received two payments to date.  Over the past number of years Distinctive incurred substantial operating losses.  Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believes the above reserve is appropriate.  As a result, the deferred gain on the sale of this investment has also been adjusted.  The controlling shareholder of the purchaser became a director of the Company on May 10, 2010, the date of the amalgamation.

GENTERRA CAPITAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Expressed in Canadian Dollars)

5.             RENTAL REAL ESTATE PROPERTIES

	September 30, 2010			December 31, 2009
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Land	$1,663,027	$-	$1,663,027	$1,663,027	$-	$1,663,027
Building	11,701,269	3,440,772	8,260,497	11,701,269	3,021,780	8,679,489
Building modifications	233,339	77,816	155,523	343,722	135,963	207,759
Furniture, equipment and paving	630,924	406,673	224,251	630,924	377,517	253,407
	$14,228,559	$3,925,261	$10,303,298	$14,338,942	$3,535,260	$10,803,682

6.             ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2010	December 31, 2009
Accounts payable, trade	$542,799	$433,368
Due to company under common control, trade	2,464	32,829
	$545,263	$466,197

7.             LONG-TERM DEBT

	September 30, 2010	December 31, 2009
First mortgage bearing interest at prime plus 1.75% per annum, repayable in monthly payments of $5,217 plus interest with the balance due August 1, 2011	$57,383	$119,985
First mortgage bearing interest at 4.63% per annum, repayable in blended monthly payments of $25,005 with the balance due April 1, 2011	2,371,656	2,558,288
First mortgage bearing interest at lender’s base rate plus 0.2% per annum, repayable in monthly payments of $4,453 plus interest with the balance due September 1, 2022	636,910	690,346
	3,065,949	3,368,619
Less: Current portion	2,482,475	2,674,326
	$583,474	$694,293

The mortgages are collateralized by the specific security on the related land and buildings. The carrying value of the mortgages approximate their fair values.

GENTERRA CAPITAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Expressed in Canadian Dollars)

Subsequent to the year end the Company’s property located at 1095 Stellar Drive, Newmarket, Ontario was sold and the first mortgage of $636,910 relating to this property was repaid.

The aggregate amount of payments on long-term debt required in the subsequent twelve-month periods to meet retirement provisions are as follows:
2011	$2,482,475
2012	53,436
2013	53,436
2014	53,436
2015	53,436
Thereafter	369,730
$3,065,949

8.           CAPITAL STOCK

On May 10, 2010 the Company filed Articles of Amalgamation to give effect to the amalgamation described in Note 1(a). As a result of the amalgamation, Genterra Shareholders received one GCI Common Share for every 3.6 Genterra Common Shares held and CMI Shareholders received one GCI Common Share in exchange for each CMI Common Share held. Each holder of Genterra Class A preference shares, series 1 received one GCI Class A preference share, series 1 in exchange for each Genterra Class A preference share, series 1 held and each holder of Genterra Class B preference shares received one GCI Class B preference share in exchange for each Genterra Class B preference share held.

Authorized

Unlimited	Common Shares

Unlimited
Class A preference shares, issuable in series:
Series 1 – non-voting, non-participating, redeemable and retractable at $15.00 per share, 8% cumulative, convertible into either Common shares at the rate of 5.56 Common shares or 300 Class B Preference shares for each Class A Preference share

Unlimited	Class B preference shares non-voting, non-participating, $0.0024 non-cumulative, redeemable at $0.05

Shareholders holding 656,341 common shares of CMI, 1,194,407 common shares of Genterra and 3,578 Class B preference shares of Genterra made a valid dissent to the amalgamation under Section 185 of the Ontario Business Corporations Act (“OBCA”).  GCI made offers to these shareholders totaling $2,389,277, representing the amount considered by the directors of the Company to be the fair value thereof.  These offers have been accepted by and paid to these dissenting shareholders.  Accordingly, 988,120 common shares and 3,578 Class B shares of GCI have been cancelled.  The Company disqualified certain shares from the dissent process in those cases where it determined that the dissent in respect of such shares was not registered and pursued in compliance with the requirements of Section 185 of the OBCA. The Company has filed a claim with the Superior Court of Justice and has, amongst other things, requested a declaration that the holder of certain of these shares is not a dissenting shareholder for the purposes of Section 185 of the OBCA and is not entitled to receive fair value for such shares.

GENTERRA CAPITAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Expressed in Canadian Dollars)

8.             CAPITAL STOCK (continued)

During 2008, Genterra Inc. gave effect to a reorganization of its share capital.  The capital reorganization resulted in the reclassification of the company’s subordinate voting shares, Class B multiple voting shares and six classes of non-voting preferred shares into one class of common shares and non-voting convertible Class B preference shares.  A summary of the transaction is recorded in the following table:

The issued and outstanding shares are as follows:

	Common Shares	Class B Preference Shares	Class A Subordinate Voting Shares	Class B Multiple Voting Shares	Class C Preferred Shares, Series 1	Class D Preferred Shares, Series 1	Class D Preferred Shares, Series 2	Class E Preferred Shares	Class F Preferred Shares, Series 1	Series 1 Preference Shares

Balance prior to Reorganization	-	-	18,309,381	489,176	1,688,221	2,475,009	810,059	119,252	632,493	1,938,210
Shares exchanged on Reorganization	18,920,879	51,246,954	(18,309,381)	(489,176)	(1,688,221)	(2,475,009)	(810,059)	(119,252)	(632,493)	(1,938,210)
Balance after Reorganization	18,920,879	51,246,954	-	-	-	-	-	-	-	-
Shares of Amalgamated company	5,255,800	51,246,954	-	-	-	-	-	-	-	-

The amount of share capital is as follows:

	Common Shares		Class B Preference Shares		Class A Subordinate Voting Shares		Class B Multiple Voting Shares		Class C Preferred Shares, Series 1		Class D Preferred Shares, Series 1		Class D Preferred Shares, Series 2		Class E Preferred Shares		Class F Preferred Shares, Series 1		Series 1 Preference Shares
	$		$		$		$		$		$		$		$		$		$
Balance prior to reorganization		-		-		7,844,347		1,846,910		1,304,248		247,400		217,501		487,900		632,493		553,146
Shares exchanged on reorganization		9,691,258		3,442,688		(7,844,347)		(1,846,910)		(1,304,248)		(247,400)		(217,501)		(487,900)		(632,493)		(553,146)
Balance after reorganization		9,691,258		3,442,688		-		-		-		-		-		-		-		-

GENTERRA CAPITAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Expressed in Canadian Dollars)

9.             INCOME TAXES

The difference between the effective tax rate for continuing operations and the combined basic federal and provincial tax rate is explained as follows:

	Nine months ended September 30, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Income taxes computed at statutory combined income tax rates	$(101,849)	$171,590	$467,289
Increase (decrease) in income tax Resulting from:
Non-deductible items	14,078	325,059	(209,534)
Non-taxable portion of capital losses (gains) and dividends	7,383	30,982	(205,902)
Deferred tax benefits not recognized	127,928	78,320	26,500
Change in deferred tax rate applied	14,578	-	(193,798)
Other	(15,207)	(62,886)	(12,884)
Effective income tax provision	$46,911	$543,065	$(128,329)

A summary of the principal components of deferred tax assets and liabilities calculated in accordance with Canadian accounting principles is noted as follows:

	September 30, 2010	December 31, 2009
Deferred tax assets
Capital and non-capital loss carry forwards	$530,567	$427,383
Cumulative eligible capital	235,121	129,765
Reserves	44,404	-
Marketable securities	-	2,455
Other	8,465	5,150
Valuation allowance	(504,284)	(376,356)
	314,273	188,397
Less: current portion	45,453	9,728
	$268,820	$178,669
Deferred tax liabilities
Rental real estate properties	$819,796	$1,019,459
Straight line rent	105,899	124,901
Marketable securities	42,750	25,124
	968,445	1,169,484
Less: current portion	42,750	25,124
	$925,695	$1,144,360

GENTERRA CAPITAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Expressed in Canadian Dollars)

9.	INCOME TAXES (Continued)

The Company has non-capital loss carry forwards of approximately $2,164,000 of which $49,000 expires in 2014, $493,000 expires in 2015, $585,000 expires in 2026, $650,000 expires in 2029 and $387,000 expires in 2030.  No deferred income tax assets have been recognized in respect of these non-capital losses carry-forwards.

Current portion of deferred income taxes consists of

	September 30, 2010	December 31, 2009
Current portion of deferred tax assets	$45,453	$9,728
Current portion of deferred tax liabilities	42,750	25,124
Net asset (liability)	$2,703	$(15,396)

During the period, the Company recorded interest and penalties on income tax assessments of $11,228 (2009: $250,000).

During the year the Company incurred amalgamation expenses and share issue costs of $747,289.  The tax benefit of these expenditures in the amount of $140,117 has been recorded and the net expenses have been deducted from shareholders’ equity.

GENTERRA CAPITAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Expressed in Canadian Dollars)

10.	EARNINGS (LOSS) PER SHARE CALCULATION

Earnings (loss) per share have been calculated based on the following:

	Nine months ended September 30, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Numerator:
Earnings (loss) from continuing operations	$(367,797)	$(23,096)	$1,520,560
Dividends on Class A preference shares	(207,925)	(391,200)	(101,819)
Earnings (loss) from continuing operations for basic earnings per share available to common shareholders	$(575,722)	$(414,296)	$1,418,741
Earnings from discontinued operations	42,100	42,050	-
Earnings (loss) for basic earnings per share available to common shareholders	$(533,622)	$(372,246)	$1,418,741

Earnings (loss) from continuing operations for diluted earnings per share available to shareholders	$(367,797)	$(23,096)	$1,520,560
Earnings from discontinued operations	42,100	42,050	-
Earnings (loss) for diluted earnings per share available to shareholders	$(325,697)	$18,954	$1,520,560

Denominator:
Weighted average number of shares outstanding for basic earnings per share	9,855,929	10,377,135	10,342,154

Weighted average number of shares outstanding for diluted earnings per share	9,855,929	10,377,135	12,167,754

Diluted weighted average number of shares outstanding 2010 and 2009 exclude 1,825,600 common shares issuable on the potential conversion of the Class A preference shares, series 1 as they are anti-dilutive.  The diluted weighted average number of shares outstanding for 2008 include 1,825,600 common shares issuable on the potential conversion of the Class A preference shares, series 1.

Earnings (loss) per share from continuing Operations
Basic	$(0.06)	$(0.04)	$0.14
Diluted	$(0.06)	$(0.04)	$0.13
Earnings per share from discontinued operations
Basic	$0.01	$0.00	$0.00
Diluted	$0.01	$0.00	$0.00
Earnings (loss) per share
Basic	$(0.05)	$(0.04)	$0.14
Diluted	$(0.05)	$(0.04)	$0.13

GENTERRA CAPITAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Expressed in Canadian Dollars)

11.	RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by virtue of common ownership and management.  The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Significant related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

During 2008 the Company completed the acquisition of 90 Ontario Street Inc. by the issuance of 326,000 Class A Preference Shares, series 1 from a company of which directors and officers are also directors and/or officers of the Company. The transaction was accounted for as a reorganization of entities under common control.

The Company received rents of $480,131 (2009 - $804,482, 2008 - $1,027,954) from companies of which directors and officers are also directors and/or officers of the Company.

Administration and management fees of $341,666 (2009 - $440,000, 2008 - $440,000) were paid to a company of which certain directors, officers and/or shareholder are also directors and officers of the Company.

Property management fees of $154,500 (2009 - $213,836, 2008 - $136,800) were paid to a company of which directors and officers are also directors and/or officers of the Company.

The Company has outstanding balances and transactions with its consolidated subsidiaries which have been eliminated on consolidation

	Nine months ended September 30, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
2041804 Ontario Inc.

Non-interest bearing loan payable Denominated in U.S. Dollars	$12,979,421	$14,389,245	$16,658,086
Foreign exchange gains (losses)	(760,817)	(2,285,870)	3,100,746

127627 Ontario Limited

Loan receivable	3,000,000	3,000,000	3,000,000
Accrued interest receivable	769,932	680,014	630,691
Interest revenue	99,791	146,260	222,173

Genterra Capital Inc.
Mortgage receivable	670,000	670,000	670,000
Loan receivable	415,000	210,000	190,000

12.           SEGMENTED INFORMATION

The Company operates in one reportable industry segment, real estate rentals, with all properties located in Ontario, Canada.

13.           SUBSEQUENT EVENTS

Management has reviewed events subsequent to the balance sheet date through March 30, 2011 and have concluded that there are no material reportable subsequent events except as follows:

The completion of the sale of the Company’s rental real estate property at 1095 Stellar Drive, Newmarket, Ontario.

GENTERRA CAPITAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Expressed in Canadian Dollars)

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Column A	Column B	Column C		Column D	Column E	Column F
Description	Balance Beginning of Period	Charged to Costs and Expenses	Additions Charged to Other Accounts – Describe	Other	Deductions- Describe	Balance End of Period
	$	$	$	$	$	$
Allowance for doubtful accounts

September 30, 2010	77,351	300,230 (1)				377,581

December 31, 2009	58,675	18,676 (1)	-	-	-	77,351

December 31, 2008	-	58,675 (1)	-	-	-	58,675
(1)  Reserve on note receivable, net of deferred gain, (see Note 4 to 2010 Annual Consolidated Financial Statements) and reserve on accounts receivable

GENTERRA CAPITAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Expressed in Canadian Dollars)

REAL ESTATE AND ACCUMULATED DEPRECIATION

Description	Encumbrances	Initial Cost to the Company		Costs Capitalized Subsequent to Acquisition			Gross Amount at which Carried at Close of Period			Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation in Latest Income Statement is Computed
		Land	Building & Improvements	Improvements	Carrying Costs	Total	Land	Building & Improvements	Total

Industrial Building Toronto, Ontario Canada	$2,371,656	$560,000	$4,702,714	$276,014	$-	$276,014	$560,000	$4,978,728	$5,538,728	$1,337,383	1953	January 1, 2004	40 Years

Industrial Building Toronto, Ontario Canada	-	50,000	587,424	-	-	-	50,000	587,424	637,424	431,346	1909 & 1911	June 27, 2008	40 Years

Industrial Building Hamilton, Ontario Canada	57,383	305,000	1,418,000	50,000	-	50,000	305,000	1,468,000	1,773,000	405,948	1918	January 1, 2004	40 Years

Industrial Building Cambridge, Ontario Canada	-	750,000	4,649,000	-	-	-	585,000	4,649,000	5,234,000	1,521,473	1966	January 1, 2004	40 Years

Industrial Building Newmarket, Ontario Canada	636,910	163,027	786,163	96,217	-	96,217	163,027	882,380	1,045,407	229,111	1986	January 1, 2004	40 Years

	$3,065,949	$1,828,027	$12,143,301	$422,231	-	$422,231	$1,663,027	$12,565,532	$14,228,559	$3,925,261

Reconciliation
	Cost			Accumulated Depreciation			Notes

	2010	2009	2008	2010	2009	2008

Balance at beginning of period	$14,338,942	$14,115,993	$13,930,566	$3,535,260	$3,009,613	$2,573,891
Other additions  in 2008 represent an adjustment of the carrying value to account for  the deferred income tax liability on certain properties.
Other depreciation in 2010 represents the depreciation recorded during the excluded period (Note 1(a))
Aggregate cost for federal income tax purposes is $1,689,377 for land and $14,380,840 for buildings and improvements.
The acquisition of property during 2008 was from a non-arms length party under common control with the Company.  The acquisition was accounting for as a reorganization of entities under common control with the property recorded at historical cost.

Additions during the period
Acquisitions through foreclosure	-	-	-	-	-	-
Other acquisitions			-	-	-	-
Improvements, etc.		222,949	18,336	-	-	-
Depreciation for the period	-	-	-	370,560	525,647	535,631
Other	-	-	267,000	129,824	-	-
	-	222,949	285,366	500,384	525,647	535,631

Deductions during the period
Cost of real estate sold	-	-	-
Other (fully depreciated)	110,383		99,909	110,383	-	99,909
	110,383		99,909	110,383	-	99,909

Balance at end of period	$14,228,559	$14,338,942	$14,115,993	$3,925,261	$3,535,260	$3,009,613